Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of annual meeting of common shareholders and
management proxy circular

Annual meeting April 2, 2020

The Toronto-Dominion Bank

Notice of Annual Meeting of Common Shareholders

WHEN	WHERE
Thursday, April 2, 2020 9:30 a.m. (Eastern)	Design Exchange TD Centre, 234 Bay Street Toronto, Ontario M5K 1B2

BUSINESS OF THE MEETING

At the meeting, shareholders will be asked to:

1.
Receive the financial statements for the year ended October 31, 2019, and the auditor's report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider the shareholder proposals set out on pages 66 to 69 of this management proxy circular

6.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular.

Holders of common shares on February 7, 2020 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,809,182,012 common shares of The Toronto-Dominion Bank outstanding on February 7, 2020.

Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank's transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.

By order of the Board of Directors

Scott Fixter
Vice President, Legal and Corporate Secretary
Toronto, Ontario, Canada

February 7, 2020

Dear shareholders,

Please join us at our 164th annual meeting of common shareholders in Toronto on April 2, 2020.

We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from our shareholders.

We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you attend the meeting in person. This circular describes the business to be conducted at the meeting and provides you, our shareholders, with information on the bank's approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the enclosed form of proxy or voting instruction form.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend in person, there are other ways that you can watch the meeting:

•
Live Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp

•
Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp

We look forward to hearing directly from shareholders at our meeting on April 2nd and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Board Chair	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

MANAGEMENT PROXY CIRCULAR

WHAT'S INSIDE

All information in this management proxy circular (the circular) is as of February 7, 2020, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank's common shares, and common shares and shares refer to the bank's common shares.

Financial information about the bank is found in our comparative consolidated financial statements and management's discussion and analysis for the year ended October 31, 2019 (MD&A). Financial information and additional information about the bank are available on the bank's website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 95 of this circular.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        1

VOTING INFORMATION

PROXY SOLICITATION

You received this circular in connection with management's solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank has retained D.F. King to help us with this process, at an estimated cost of $34,000. The Bank pays the costs associated with soliciting proxies.

WHO CAN VOTE

On February 7, 2020, the date for determining which shareholders are entitled to vote at the meeting, there were 1,809,182,012 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:

•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.

HOW MANY VOTES DO YOU GET

You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 7, 2020, subject to the restrictions described above.

HOW TO VOTE

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank's shareholders are 'beneficial owners' who are non-registered shareholders.

Beneficial Owners	Registered Shareholders

Type of shareholder	You are a beneficial owner if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf (see "Appointing a Different Proxyholder" below for details).

For your shares to be voted, carefully follow the instructions on the voting instruction form that you have received from your intermediary in the package containing this circular.

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf (see "Appointing a Different Proxyholder" below for details).

Carefully follow the instructions on the form of proxy that you have received in the package containing this circular.

2     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

	Beneficial Owners	Registered Shareholders

To vote in person at the meeting	Either: (a) insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and insert your name in the "Change Appointee" section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting. Please register with the bank's transfer agent, AST Trust Company (Canada) (AST), when you arrive at the meeting.	Do not complete the form of proxy or return it. Please register with the bank's transfer agent, AST, when you arrive at the meeting.

To vote by proxy if you do not wish to attend the meeting	Either: (a) complete the enclosed voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary; (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and follow the instructions on the voting site; or (c) if available, vote by using your mobile data device, or by telephone or facsimile by following the instructions on the enclosed voting instruction form. You can either mark your voting instructions in the voting section of the form or appoint a proxyholder to attend the meeting and vote your shares for you (see "Appointing a Different Proxyholder" below for details).	Complete and sign the enclosed form of proxy and return the form in the envelope provided or as otherwise indicated on the form of proxy (see "Appointing a Different Proxyholder" below for details).

You also have the option to vote online by either going to:

(a) www.astvotemyproxy.com (if you hold a share certificate); or

(b) www.investorvote.com/TDM (if you hold your shares via the DRS),

and following the instructions on the enclosed form of proxy.

If available, you may also vote by email or facsimile by following the instructions on the enclosed form of proxy.

Returning the Form	AST must receive your voting instructions from your intermediary at least 24 hours prior to the meeting. Therefore, your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deposit date noted on your voting instruction form.	You may return your completed form of proxy by mail or hand delivery to the bank's corporate secretary, c/o Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2.

Proxies must be received at least 24 hours prior to the meeting.

Changing your vote	Please contact your intermediary for instructions on how to revoke your voting instructions.	If you have signed and returned the enclosed form of proxy, you may revoke it by delivering written notification to the bank's corporate secretary in any of the ways indicated on the enclosed form of proxy not later than 5:00 p.m. (Eastern) on April 1, 2020 or to the chair of the meeting before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.

If you voted online and you wish to change your voting instructions, please go to either: (a) or (b) below and vote again using your control number.

(a) www.astvotemyproxy.com (if you hold a share certificate); or

(b) www.investorvote.com/TDM (if you hold your shares via the DRS).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        3

APPOINTING A DIFFERENT PROXYHOLDER

The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and/or officers of the bank. You can appoint a different proxyholder if you are a registered shareholder or beneficial owner. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by AST or the bank's corporate secretary at least 24 hours before the meeting. Contact information for the bank's transfer agent is provided on page 95 of this circular. Contact information for the corporate secretary is set out above under the heading "Registered Shareholders — Returning the Form".

Registered Shareholders	Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)

Insert the person's name in the blank space provided in the form of proxy. Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.	Either: (a) insert the person's name in the blank space provided in the voting instruction form provided by your intermediary, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and insert the person's name in the "Change Appointee" section on the voting site.	Check the box "To attend the meeting and vote these shares in person" on the voting instruction form provided by your intermediary and return the voting instructions in a manner permitted by your intermediary thereby requesting a legal proxy to be sent to you.

In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Return the legal proxy in a manner permitted by your intermediary.

Your proxyholder must attend the meeting in person in order for your vote to be taken.

HOW YOUR PROXY WILL BE VOTED

If you are eligible to vote and you have properly given voting instructions in your proxy form or voting instruction form, the proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

If you appoint the persons designated in the enclosed form of proxy or voting instruction form as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•
FOR the election of each nominee set out under the heading "Director Nominees";

•
FOR the appointment of Ernst & Young LLP as auditor;

•
FOR the approach to executive compensation disclosed in the "Report of the Human Resources Committee (HRC)" and "Approach to Executive Compensation" sections of this circular; and

•
AGAINST each shareholder proposal set out on pages 66 to 69.

SHAREHOLDER APPROVAL

A simple majority of the votes cast, in person or by proxy, will constitute approval of each matter specified in this circular.

AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING

The enclosed form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.

4     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

VOTING CONFIDENTIALITY

To keep your vote confidential, proxies are counted and tabulated by AST. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.

VOTING RESULTS

Voting results of the meeting will be available shortly after the meeting on the bank's website (www.td.com/investor) and at www.sedar.com and www.sec.gov.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via e-mail when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.

	Before the Meeting	After the Meeting

Registered Shareholders (Certificate)	Go to www.astvotemyproxy.com and use the control number provided on your form of proxy.	Sign-up for e-delivery at https://ca.astfinancial.com/edelivery or by contacting AST (contact information is provided on page 95 of this circular) for further instructions.

Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/investor or by contacting Computershare (contact information is provided on page 95 of this circular) for further instructions.

Beneficial Owners	Go to www.proxyvote.com and use the control number provided on your voting instruction form.	Contact your intermediary for a unique enrollment number and further instructions.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        5

BUSINESS OF THE MEETING

RECEIVE FINANCIAL STATEMENTS

The bank's comparative consolidated financial statements and management's discussion and analysis for the year ended October 31, 2019 (the 2019 MD&A), together with the auditor's report on those statements, will be presented to the bank's shareholders at the meeting. These documents are included in the bank's 2019 annual report, which has been mailed to shareholders with this circular and is available at www.td.com, www.sedar.com, and in the bank's annual report on Form 40-F at www.sec.gov.

ELECT DIRECTORS

The 13 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. With the exception of S. Jane Rowe, all nominees are currently directors of the bank. Information about each nominated director can be found in the "Director Nominees" section of this circular. The bank's majority voting policy is described in Schedule A to this circular.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the nominees listed in the "Director Nominees" section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).

The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading "Director Nominees".

APPOINT AUDITOR

The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders' auditor) until the close of the next annual shareholders' meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders' auditor. EY was appointed as the shareholders' auditor for the year ended October 31, 2019, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank's sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.

The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.

PRE-APPROVAL POLICIES AND SHAREHOLDERS' AUDITOR SERVICE FEES

The bank's audit committee has implemented a policy restricting the services that may be performed by the shareholders' auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders' auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders' auditor service fees, see the bank's 2019 annual information form (www.td.com/investor/other.jsp or www.sedar.com).

The fees paid to EY, the current shareholders' auditor, for services performed during the past three fiscal years are detailed in the table below.

	Fees Paid to Ernst & Young LLP
($ millions)	2019	2018	2017

Audit fees(1)	26.4	26.5	24.2

Audit-related fees(2)	1.5	1.4	1.6

Tax fees(3)	1.8	2.7	2.4

All other fees(4)	0.5	1.8	2.0

Total(5)	30.2	32.3	30.3

(1)
Audit fees are fees for the professional services in connection with the audit of the bank's financial statements including the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders' auditor in connection with statutory and regulatory filings or engagements.

6     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders' auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting, tax and reporting standards; attest services that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.
(3)
Tax fees comprise: general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.
(4)
All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders' auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for: reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules as well as other funds and related management entities; benchmark studies; regulatory advisory services; and performance and process improvement services.
(5)
Totals may not add due to rounding.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the "Report of the Human Resources Committee" and "Approach to Executive Compensation" sections of this circular. These sections describe the role of the HRC in overseeing compensation at the bank, as well as the bank's executive compensation principles and the key design features of compensation plans for executives.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:

  "RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 24 to 36 of the management proxy circular."

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders' specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders' specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders' meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders' meeting.

At its 2019 annual meeting of shareholders held on April 4, 2019, the bank achieved 93.5% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the "Report of the Human Resources Committee" and "Approach to Executive Compensation" sections of the bank's 2019 management proxy circular.

The board recommends that you vote FOR the approach to executive compensation.

SHAREHOLDER PROPOSALS

Shareholder proposals submitted for consideration at the meeting are set out beginning on page 66 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.

The board recommends that you vote AGAINST each shareholder proposal set out on pages 66 to 69 of this circular. The board's reasons for opposing each proposal are also set out on pages 66 to 69 of this circular.

In order to be considered at next year's annual shareholders' meeting, proposals, including director nominations under the bank's proxy access policy (which is available on the bank's website), must be received by November 9, 2020. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        7

DIRECTOR NOMINEES

Thirteen director nominees are proposed for election to the board of directors at the meeting.

Independence		Gender		Tenure
Independent	92%	Female	38%	0-5 years	31%
Non-Independent	8%	Male	62%	6-10 years	46%
				11-15 years	23%

INDEPENDENCE

Twelve of the nominees proposed for election, including the Board Chair, are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.

TENURE AND GENDER DIVERSITY

The average tenure of our nominees is 7 years as at October 31, 2019. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about our Retirement Age and Term Limits on page 86 of this circular.

The board has a goal that women and men each comprise at least 30% of the board's independent directors. Forty two percent of the independent nominees are female. You can read more about gender diversity on page 83 of this circular.

COMPETENCIES AND SKILLS/EXPERIENCES

The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading "Key Areas of Expertise/Experience" below and information regarding the board's approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

DIRECTOR PROFILES

The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 17, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee's bank equity ownership exceeds the nominee's share ownership requirement (SOR) is based on the bank's stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading "Director Share Ownership Requirement" in the "Director Compensation" section of this circular.

Amy W. Brinkley

Age: 64

Charlotte, NC, USA

Independent

Director since
September 2010

Results of 2019 vote:
99.8% in favour

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and a former director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina.

Key Areas of Expertise/Experience

• Financial Services	• Operational Excellence	• Talent Management &
• Legal/Regulatory	• Risk Management	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• Carter's, Inc. (2010 – present)
Human Resources	6 of 6	100%	• Roper Technologies, Inc. (2015 – present)
Risk	9 of 9	100%
Combined Total	25 of 25	100%

Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	2,400	57,726	60,126	$4,378,977	$3,703,977	6.49
2019	2,400	50,040	52,440	$3,558,578	$2,883,578	5.27

8     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Brian C. Ferguson

Age: 63

Calgary, AB, Canada

Independent

Director since
March 2015

Results of 2019 vote:
98.7% in favour

Designated Audit
Committee Financial
Expert(4)

Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company, a position he held from December 2009 to November 2017. Prior to that, Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Fellow of Chartered Professional Accountants Alberta.

Key Areas of Expertise/Experience

• Audit/Accounting	• Corporate Responsibility for	• Risk Management
• Capital Markets/Treasury	Environmental and Social Matters
• Government/Public Affairs

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	9 of 10	90%	• Cenovus Energy Inc. (2009 – 2017)
Audit	9 of 9	100%
Combined Total	18 of 19	95%

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	4,573	20,184	24,757	$1,803,052	$1,128,052	2.67
2019	3,731	16,194	19,925	$1,352,110	$677,110	2.00

Colleen A. Goggins

Age: 65

Princeton, NJ, USA

Independent

Director since
March 2012

Results of 2019 vote:
99.5% in favour

Ms. Goggins is a Corporate Director. She is the former Worldwide Chairman, Consumer Group at Johnson & Johnson and former member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master's degree in management from the Kellogg School of Management, Northwestern University.

Key Areas of Expertise/Experience

• Corporate Responsibility for	• Operational Excellence	• Talent Management &
Environmental and Social	• Risk Management	Executive Compensation
Matters
• Marketing/Brand Awareness

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)(5)

Board	10 of 10	100%	• Bayer AG (2017 – present)
Risk	9 of 9	100%	• IQVIA (2017 – present) (formerly Quintiles IMS
Combined Total	19 of 19	100%	Holdings, Inc.)
			• SIG Combibloc Group AG (2018 – present)
			• Valeant Pharmaceuticals International Inc. (2014 – 2016)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	6,800	36,612	43,412	$3,161,696	$2,488,696	4.68
2019	6,800	32,039	38,839	$2,635,614	$1,960,614	3.90

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        9

Jean-René Halde

Age: 71

Saint-Laurent, QC,
Canada

Independent

Director since
December 2015

Results of 2019 vote:
99.8% in favour

Mr. Halde is a Corporate Director. He is the former President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held chief executive officer positions at several leading companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds an undergraduate degree from the Collège Saint-Marie, a master's degree in Economics from the University of Western Ontario, and a master's degree in business administration from the Harvard Business School.

Key Areas of Expertise/Experience

• Audit/Accounting	• Government/Public Affairs	• Risk Management
• Financial Services	• Marketing/Brand Awareness

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• D-BOX Technologies Inc. (2018 – present)
Audit	9 of 9	100%	• Rona Inc. (2015 – 2016)
Combined Total	19 of 19	100%

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	2,000	16,056	18,056	$1,315,018	$640,018	1.95
2019	2,000	12,350	14,350	$973,791	$298,791	1.44

David E. Kepler

Age: 67

Sanford, MI, USA

Independent

Director since
December 2013

Results of 2019 vote:
99.8% in favour

Mr. Kepler is a Corporate Director. He is the former Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee of The University of California, Berkeley Foundation.

Key Areas of Expertise/Experience

• Corporate Responsibility for	• Operational Excellence	• Talent Management &
Environmental and Social Matters	• Risk Management	Executive Compensation • Technology Management

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	9 of 10	90%	• Autoliv Inc. (2015 – present)
Risk	8 of 9	89%	• Teradata Corporation (2007 – present)
Combined Total	17 of 19	90%

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	7,006	14,195	21,201	$1,544,069	$869,069	2.29
2019	7,006	12,176	19,182	$1,301,691	$626,691	1.93

10     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Brian M. Levitt

Age: 72

Kingston, ON,
Canada

Independent

Director since
December 2008

Board Chair since
January 2011

Results of 2019 vote:
96.6% in favour

Mr. Levitt is the chair of the board of directors of the bank. He is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also previously served in various executive and non-executive leadership positions at the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Government/Public Affairs	• Talent Management &
• Financial Services	• Legal/Regulatory	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• Domtar Corporation (2007 – present)
Corporate Governance (chair) Human Resources Combined Total	5 of 5 6 of 6 21 of 21	100% 100% 100%	• TD Ameritrade Holding Corporation (2016 – present) • Stelco Holdings Inc. (2017 – 2019) • Talisman Energy Inc. (2013 – 2015)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	30,000	102,949	132,949	$9,682,676	$8,347,676	7.25
2019	30,000	93,227	123,227	$8,362,184	$7,027,184	6.26

Alan N. MacGibbon

Age: 63

Oakville, ON, Canada

Independent

Director since
April 2014

Results of 2019 vote:
99.8% in favour

Designated Audit
Committee Financial
Expert(4)

Mr. MacGibbon is a Corporate Director. He is the former Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012, and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience

• Audit/Accounting	• Financial Services	• Technology Management
• Corporate Responsibility for Environmental and Social Matters	• Risk Management

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	9 of 10	90%	• CAE Inc. (2015 – present)
Audit (chair)	9 of 9	100%
Corporate Governance	5 of 5	100%
Risk	9 of 9	100%
Combined Total	32 of 33	97%

Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	4,076	35,218	39,294	$2,861,782	$2,186,782	4.24
2019	4,076	29,264	33,340	$2,262,452	$1,587,452	3.35

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        11

Karen E. Maidment

Age: 61

Cambridge, ON,
Canada

Independent

Director since
September 2011

Results of 2019 vote:
99.7% in favour

Ms. Maidment is a Corporate Director. Ms. Maidment is the former Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Insurance	• Talent Management &
• Financial Services	• Risk Management	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• TD Ameritrade Holding Corporation
Corporate Governance	5 of 5	100%	(2010 – present)
Human Resources (chair)	6 of 6	100%	• TransAlta Corporation (2010 – 2015)
Risk	9 of 9	100%
Combined Total	30 of 30	100%

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	11,590	45,918	57,508	$4,188,308	$3,513,308	6.20
2019	11,590	40,382	51,972	$3,526,820	$2,851,820	5.22

Bharat B. Masrani

Age: 63

Toronto, ON, Canada

Non-Independent(6)

Director since
April 2014

Results of 2019 vote:
99.5% in favour

Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master's degree in business administration from the Schulich School of Business, York University.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Operational Excellence	• Talent Management &
• Financial Services	• Risk Management	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• TD Ameritrade Holding Corporation (2013 – present)

Equity Ownership
Year(1)	Common Shares	DSUs(7)	Total Common Shares and DSUs	For required and actual share ownership as an executive, see "Share Ownership Requirements" on pages 41 and 55.

2020	617,464	286,457	903,921
2019	617,464	275,779	893,243

12     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Irene R. Miller

Age: 67

New York, NY, USA

Independent

Director since
May 2006

Results of 2019 vote:
99.4% in favour

Designated Audit
Committee Financial
Expert(4)

Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller previously held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a Master of Science degree in chemistry and chemical engineering from Cornell University.

Key Areas of Expertise/Experience

• Audit/Accounting	• Financial Services	• Risk Management
• Capital Markets/Treasury	• Marketing/Brand Awareness

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• TD Ameritrade Holding Corporation (2015 –
Audit	9 of 9	100%	present)
Combined Total	19 of 19	100%	• Inditex, S.A. (2001 – 2016)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	20,000	88,373	108,373	$7,892,806	$7,217,806	11.69
2019	20,000	81,825	101,825	$6,909,845	$6,234,845	10.24

Nadir H. Mohamed

Age: 63

Toronto, ON, Canada

Independent

Director since
April 2008

Results of 2019 vote:
99.2% in favour

Mr. Mohamed is a Corporate Director. He is the former President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Operational Excellence	• Technology Management
• Marketing/Brand Awareness	• Talent Management & Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	9 of 10	90%	• Cineplex Inc. (2017 – present)
Human Resources	5 of 6	84%	• Trilogy International Partners Inc. (2015 –
Combined Total	14 of 16	88%	present) (formerly Alignvest Acquisition Corporation)
			• Alignvest Acquisition II Corporation (2017 –
			2019)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	6,600	62,212	68,812	$5,011,578	$4,336,578	7.42
2019	6,600	56,937	63,537	$4,311,621	$3,636,621	6.39

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        13

Claude Mongeau

Age: 58

Montreal, QC,
Canada

Independent

Director since
March 2015

Results of 2019 vote:
99.8% in favour

Designated Audit
Committee Financial
Expert(4)

Mr. Mongeau is a Corporate Director. He is the former President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to that, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the Université du Québec à Montréal and a master's degree in business administration from McGill University.

Key Areas of Expertise/Experience

• Audit/Accounting	• Corporate Responsibility for	• Operational Excellence
• Capital Markets/Treasury	Environmental and Social Matters
• Government/Public Affairs

Board and Committee Meeting Attendance for Fiscal 2019			Other Public Company Directorships (for past five years)

Board	10 of 10	100%	• Cenovus Energy Inc. (2016 – present)
Audit	9 of 9	100%	• Norfolk Southern Corporation (2019 –
Combined Total	19 of 19	100%	present)
			• Canadian National Railway Company (2009 – 2016)
			• SNC-Lavalin Group Inc. (2003 – 2015)
			• Telus Corporation (2017 – 2019)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)

2020	36,547	19,444	55,991	$4,077,825	$3,402,825	6.04
2019	36,547	15,611	52,158	$3,539,442	$2,864,442	5.24

S. Jane Rowe

Age: 60

Toronto, ON,
Canada

Independent

New nominee

Ms. Rowe is, since 2019, the Executive Managing Director, Equities, Ontario Teachers' Pension Plan Board ("Ontario Teachers"), an independent organization responsible for administering and managing the assets of the Ontario Teachers' Pension Plan for the benefit of approximately 327,000 active and retired teachers of Ontario, and also served as Senior Managing Director, Ontario Teachers' Private Capital from 2010 to 2018. Prior to that, Ms. Rowe held several executive positions at Scotiabank from 1987 to 2010 including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds an undergraduate degree in commerce from the Memorial University of Newfoundland and a master's degree in business administration from the Schulich School of Business, York University.

Key Areas of Expertise/Experience

• Audit/Accounting	• Financial Services	• Risk Management
• Capital Markets/Treasury	• Operational Excellence

Board and Committee Meeting Attendance for Fiscal 2019		Other Public Company Directorships (for past five years)

New nominee	N/A	• Premier Lotteries
Capital UK Limited (2019 – present)

Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)

2020	3,000	Nil	3,000	$218,490	$(456,510)	0.32

14     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

(1)
Common share and DSU equity ownership amounts for 2020 are as of February 7, 2020. Common share and DSU equity ownership amounts for 2019 are as of January 31, 2019. The total equity value and amount by which it exceeds the director's share ownership requirement (SOR) is based on the bank's stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2019 and 2020, the SOR requirement for the Board Chair is $1,335,000 and for independent directors is $675,000.
(2)
Ms. Brinkley's and Mr. MacGibbon's total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2019 and 2020.
(3)
For 2020 and 2019, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2019 ($72.83) and December 31, 2018 ($67.86).
(4)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.
(5)
Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.
(6)
Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered "independent" under bank policy or the Canadian Securities Administrators' National Policy 58-201 – Corporate Governance Guidelines and is "affiliated" under the Bank Act.
(7)
Mr. Masrani's DSUs total includes vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 111,037 VSUs as of February 7, 2020 and 106,898 VSUs as of January 31, 2019. Additional details on VSUs can be found on page 62.
(8)
Directors have five years from their respective first election date to meet the SOR.

Key Areas of Expertise/Experience

All of our directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in strategic leadership and governance. The following chart identifies the top five additional "key areas of expertise/experience" for each independent director nominee on a consolidated basis.

Skills/Experience
Director	Audit/Accounting	Capital Markets/ Treasury	Corporate Responsibility for Environmental and Social Matters	Financial Services	Government/ Public Affairs	Insurance	Legal/Regulatory	Marketing/ Brand Awareness	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management

Amy W. Brinkley				✓			✓		✓	✓	✓

Brian C. Ferguson	✓	✓	✓		✓					✓

Colleen A. Goggins			✓					✓	✓	✓	✓

Jean-René Halde	✓			✓	✓			✓		✓

David E. Kepler			✓						✓	✓	✓	✓

Brian M. Levitt		✓		✓	✓		✓				✓

Alan N. MacGibbon	✓		✓	✓						✓		✓

Karen E. Maidment		✓		✓		✓				✓	✓

Irene R. Miller	✓	✓		✓				✓		✓

Nadir H. Mohamed		✓						✓	✓		✓	✓

Claude Mongeau	✓	✓	✓		✓				✓

S. Jane Rowe	✓	✓		✓					✓	✓

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        15

Board and Committee Meeting Attendance

During the 12 months ended October 31, 2019, the board held nine regularly scheduled meetings and one special meeting. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, directors from time to time attend other committee meetings by invitation. The bank's directors collectively attended 98% of all board and applicable committee meetings during fiscal 2019. All director nominees attended a minimum of 88% of total eligible board and committee meetings during fiscal 2019. Each director nominee's attendance at board and applicable committee meetings during fiscal 2019 is set out in each of the "Director Profiles" in the "Director Nominees" section of this circular.

Additional Information About Directors Not Standing for Election and Risk Committee Chair Succession

Mr. William E. Bennett, an independent director who has served as a director of the bank since May 2004 and chair of the risk committee since March 2016, will not be standing for re-election at the meeting. Mr. Bennett is a Corporate Director and former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett attended 10 of 10 meetings of the board, 9 of 9 meetings of the audit committee, 5 of 5 meetings of the corporate governance committee, and 9 of 9 meetings of the risk committee during fiscal 2019.

Upon Mr. Bennett's retirement, the corporate governance committee has recommended that, subject to her re-election by shareholders at the meeting, Ms. Brinkley become chair of the risk committee on which she has been serving alongside Mr. Bennett since September 2010. In making its recommendation and to support an orderly transition in leadership, the corporate governance committee considered, among other things, the nine-year period during which both Mr. Bennett and Ms. Brinkley served on the risk committee, as well as Ms. Brinkley's professional experience as a former Global Risk Executive for Bank of America.

Ms. Mary Jo Haddad, an independent director who has served as a director of the bank since December 2014, will not be standing for re-election at the meeting. Ms. Haddad is a Corporate Director and former President and Chief Executive Officer of The Hospital for Sick Children, Toronto from November 2004 to December 2013. Ms. Haddad attended 10 of 10 meetings of the board and 6 of 6 meetings of the human resources committee during fiscal 2019.

16     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DIRECTOR COMPENSATION

Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors' interests with those of shareholders. All of the bank's directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the Board Chair and committee chairs engage regularly with the bank's regulators to engender trust and confidence in the quality of the board's governance and effective oversight of the bank, as well as to clarify expectations and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board's corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market, and reviews compensation on a biennial basis. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

ELEMENTS OF DIRECTOR COMPENSATION

The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2019. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.

Annual Cash Retainer	2019

Board Chair(1)	$222,500

Other directors(2)	$112,500

Equity Award(3)

Board Chair	$222,500

Other directors	$112,500

Additional Committee Membership Fees

Chair of a board committee(4)	$52,500

Additional committee memberships(5)	$15,000

Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.
(2)
Includes compensation for serving on one committee.
(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.
(4)
A minimum of 50% of committee chair fees are paid in DSUs.
(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.
(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank's head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.

In addition, for acting as members of the audit committee of the bank's Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.

Under the bank's Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.

The bank does not issue stock options as part of director compensation.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        17

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during 2019.

	Fees Earned

Name (1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings (2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees (3) ($)	Share-based Awards (4) ($)	All Other Compensation (5) ($)	Total (6) ($)

William E. Bennett (7)(8)	112,500	15,000	2,500	52,500	20,000	202,500	56,250	290,291	549,041
Amy W. Brinkley (8)	112,500	15,000	—	—	20,000	147,500	112,500	280,957	540,957
Brian C. Ferguson	112,500	—	2,500	—	20,000	135,000	112,500	—	247,500
Colleen A. Goggins	112,500	—	—	—	20,000	132,500	112,500	—	245,000
Mary Jo Haddad (7)	112,500	—	—	—	—	112,500	56,250	—	168,750
Jean-René Halde	112,500	—	2,500	—	10,000	125,000	112,500	—	237,500
David E. Kepler	112,500	—	—	—	20,000	132,500	112,500	—	245,000
Brian M. Levitt	222,500	—	—	—	3,333	225,833	222,500	—	448,333
Alan N. MacGibbon (8)	112,500	15,000	5,000	52,500	—	185,000	112,500	343,439	640,939
Karen E. Maidment	112,500	15,000	—	52,500	—	180,000	112,500	—	292,500
Irene R. Miller	112,500	—	2,500	—	20,000	135,000	112,500	—	247,500
Nadir H. Mohamed	112,500	—	—	—	—	112,500	112,500	—	225,000
Claude Mongeau	112,500	—	2,500	—	10,000	125,000	112,500	—	237,500

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2019 are provided in the "Summary Compensation Table" on page 47 of this circular. Mr. Masrani does not appear in this table as he was an employee-director and named Group President and Chief Executive Officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).
(2)
Amounts reported in the "Special Meetings" column were paid to members of the audit committee for acting as the audit committee of the bank's Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries. No other amounts were paid in respect of special board or committee meetings held in fiscal 2019.
(3)
Amounts reported in the "Total Annual Fees" column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees

William E. Bennett	100% cash	50% cash	100% cash

Mary Jo Haddad	40% cash	N/A	40% cash

David E. Kepler	100% cash	N/A	100% cash

Alan N. MacGibbon	N/A	50% cash	100% cash

(4)
DSUs awarded on December 12, 2019 relate to the period from November 1, 2019 to October 31, 2020. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.
(5)
The amount reported in the "All Other Compensation" column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $60,000 in fiscal 2019. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2019 as applicable: an annual cash retainer of US$77,500, an annual equity award of US$77,500, an additional committee membership fee for serving on two committees of US$10,000, risk and audit committee chair fees of US$35,000, and special meeting fees of US$1,500 per meeting in excess of 5 special meetings or 8 meetings of any one committee. The exchange rate used to convert U.S. dollars to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.3294 = US$1.00).
(6)
The total director compensation paid in fiscal 2019, which is comprised of the amounts disclosed in "Total Annual Fees" column and equity awarded on December 12, 2018, was $3,523,333.
(7)
Mr. Bennett and Ms. Haddad are not standing for re-election at the meeting and their equity awards were pro-rated accordingly.
(8)
The amount reported in the "All Other Compensation" column represents the fees paid to Mr. Bennett, Ms. Brinkley and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

18     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DIRECTOR SHARE OWNERSHIP REQUIREMENT

Under the bank's director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors' SOR.

Directors have five years from their first election date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the "Additional Disclosure" section of this circular.

The SOR for non-employee directors are:

•
Board Chair:  6 × annual cash retainer (6 × $222,500 = $1,335,000)

•
Other directors:  6 × annual cash retainer (6 × $112,500 = $675,000)

Each of the bank's current non-employee directors has satisfied the SOR. Each director's share ownership is set out in the "Director Nominees" section of this circular.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        19

HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the board of directors, the Human Resources Committee (HRC) oversees the bank's approach to executive compensation, including the compensation decisions for the Chief Executive Officer (CEO) and members of the Senior Executive Team (SET). These executives participate in the Executive Compensation Plan, which is designed to pay for performance, rewarding executives for successfully executing the bank's strategy, and for delivering long-term value to shareholders. Our aim is to provide clear and comprehensive disclosure of the bank's compensation arrangements and approach to allow you to make an informed decision when you cast your advisory vote on executive compensation (say-on-pay) at the meeting.

2019 BANK PERFORMANCE

In 2019, the bank delivered modest earnings and earnings per share (EPS) growth through a challenging operating environment marked by lower interest rates, volatile markets and normalizing credit conditions from historically low levels.

Key financial highlights include:

•
Record reported earnings of $11.7 billion, an increase of $0.4 billion or 3% from 2018, and record adjusted earnings of $12.5 billion, an increase of $0.3 billion or 3% from 2018(1);

•
Reported EPS growth of 4% and adjusted EPS growth of 3%(1);

•
Delivered Total Shareholder Return (TSR) of 7.1%, at peer median, and delivered above peer median TSR for the last 3, 5 and 10 years(2);

•
Dividend increased by 11% on a full-year basis, the ninth consecutive year with a dividend increase; and

•
Reported Return on Equity (ROE) of 14.5% and adjusted ROE of 15.6%(1).

Other key performance highlights include:

•
Demonstrated exceptional customer experiences with Legendary Experience Index results — how the bank tracks customer experiences — exceeding target by over 300 basis points;

•
Recognized with five J.D. Power awards, a testament to the value of the bank's omni-channel approach and the power of the One TD model:

–
TD Canada Trust won the award for highest in customer satisfaction among the big five banks(3) in Canada;

–
TD Auto Finance Canada ranked highest in dealer satisfaction among non-captive retail lenders(4) in Canada;

–
TD Bank, America's Most Convenient Bank® received the highest customer satisfaction with retail banking in the U.S. Southeast(5);

–
TD Bank, America's Most Convenient Bank® ranked highest in Small Business Banking in the U.S. South Region(6); and

–
TD Bank, America's Most Convenient Bank® ranked highest in customer satisfaction among national banks based on convenience, branch service and online banking in the United States(7);

•
Provided $126 million to support non-profit organizations across North America and the U.K. through the TD Ready Commitment, the bank's multi-year enterprise initiative to help open doors for a more inclusive and sustainable tomorrow. TD is targeting a total of $1 billion in community giving by 2030 toward four critical areas: Financial Security, a more Vibrant Planet, Connected Communities and Better Health;

•
Opened the new TD Fusion Centre in Toronto, a multi-disciplinary agile workspace focused on increasing the bank's effectiveness in protecting and responding to potential cyber threats;

•
TD was once again ranked #1 among top retail banking apps in Canada, according to App Annie, Silicon Valley-based mobile data and analytics firm(8);

•
Named the most innovative digital bank in North America by Global Finance;

•
Invested in training and skills development to help colleagues succeed, grow and prepare for tomorrow, with more than 45,000 colleagues leveraging TD Thrive, the bank's new self-directed personalized training and development platform;

20     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

•
Listed on the Dow Jones Sustainability World Index for the sixth consecutive year, and remains the only Canadian bank in the index; and

•
Received recognition for the bank's unique and inclusive culture, including:

–
TD recognized by the Bloomberg Gender Equality Index for the third consecutive year;

–
Named one of Canada's Best Workplaces in 2019 by Great Place to Work;

–
TD Bank ranked a top company for Diversity & Inclusion by DiversityInc.; and

–
TD Bank named one of Forbes' Best Employers for Diversity for 2019.

2019 COMPENSATION FUNDING

When determining year-end funding under the Executive Compensation Plan, the committee considers bank performance against a number of key measures and targets that are established at the beginning of the year, as well as performance against the bank's risk appetite and additional discretionary adjustments, as appropriate. For 2019, this resulted in a final funding factor that was 1.2% below target, and 11.2% below the 2018 final funding factor. The table below provides a summary of the key measures used to determine the funding for the year for the Named Executive Officers (NEOs) including the CEO (full details can be found starting on page 38 of the circular):

Internal Measures(9)	2019 Target	2019 Adjusted Result	Comment	Impact on Funding

Net Income After Tax (NIAT) ($ in millions)	$13,089	$12,503	Results below target	–6.3%

Customer Experience(10)	64.2%	67.8%	Results above target	3.6%

Return on Tangible Common Equity (ROTCE)(11)	19.3%	21.5%	Results above target	1.5%

Risk Measure			Comment	Impact on Funding

Chief risk officer (CRO) review of performance against the risk appetite of the bank during the year with results presented to a joint session of the risk and human resources committees			TD was found to be in alignment with the risk appetite in 2019	No adjustment

Relative Measures(12)			Comment	Impact on Funding

The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(1), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth (1 and 3 year), ROE (1 and 5 year), provisions for credit losses, operating leverage, and non-adjusted metrics, including TSR (1 and 3 year)			The committee determined that the bank performed comparably to the broader peer group	No adjustment

Strategic Initiatives			Comment	Impact on Funding

Performance against enterprise priorities that are critical to the long-term success of the bank			The committee determined that management met expectations	No adjustment

Discretionary Adjustments			Comment	Impact on Funding

HRC review of material unanticipated or unexpected events that occurred during the year			The committee did not make any adjustments	No adjustment

Final Funding Factor				–1.2%

2019 CEO PERFORMANCE AND COMPENSATION

When determining the compensation for the CEO, we consider the target compensation that was established at the beginning of the year, the funding under the bank's Executive Compensation Plan (as described above), as well as the overall performance of the bank and the CEO. In assessing the CEO's performance, the committee considered the results of a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members. The assessment included consideration of performance against the goals and short-and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, risk, colleague, and environmental, social, and governance (ESG) measures.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        21

After considering the funding under the Executive Compensation Plan, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $11,626,000, $124,000 below his target of $11,750,000. Incentive compensation was awarded at 1.2% below target, equal to the funding available under the Executive Compensation Plan.

PERFORMANCE SHARE UNITS

Annually, we meet with shareholders and interested parties where we have an opportunity to receive feedback and respond to questions about our executive compensation program. Feedback recently received indicated that our performance share unit (PSU) program disclosure could be enhanced.

We have improved the disclosure to highlight the end-to-end PSU design, including the multiple ways performance is assessed over a four-year performance period, resulting in a potential range of outcomes that is substantially wider than the 80% to 120% relative TSR measure. As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank's risk appetite, while aligning outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive incentive leverage. This approach is aligned with the bank's risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking. Additional information can be found in our enhanced description of the PSU plan beginning on page 33.

ESG AND EXECUTIVE COMPENSATION

This year's proxy circular includes a new section on the bank's approach to ESG and how it links to executive compensation. One of the objectives of the bank's executive compensation program is to reward executives for successfully executing the bank's strategy, which includes ESG factors. As evidenced through the bank's reporting, ESG is a complex and constantly evolving topic, with a wide variety of measures, many of which are subjective, that are used to evaluate progress in a comprehensive manner. As a result, the bank embeds ESG-related elements in the determination of executive compensation in a number of ways, including in the determination of the business performance factor and in the evaluation of individual performance. Additional information on the integration of ESG and executive compensation can be found beginning on page 35.

SHAREHOLDER ENGAGEMENT

We are committed to effectively engaging with shareholders and other stakeholders on the topic of executive compensation on an ongoing basis. Supporting this commitment, each year we reach out to the bank's largest institutional investors offering to discuss TD's approach to executive compensation. We also respond to shareholder queries regarding compensation that are received throughout the year, and periodically meet with other organizations such as proxy advisory firms to engage in dialogue regarding the bank's approach. We value the feedback that we receive through these interactions, and over the years have made a number of changes to the executive compensation disclosure within the circular in response to feedback received.

We continue to welcome your feedback on the bank's approach to compensation and invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt Board Chair	Karen Maidment Chair of the Human Resources Committee

22     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

(1)
The bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as "reported" results. The bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the bank's overall performance. To arrive at adjusted results, the bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The bank believes that adjusted results provide the reader with a better understanding of how management views the bank's performance. The items of note are disclosed in Table 3 on page 17 of the bank's 2019 annual report. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Please see "How the Bank Reports" on page 16 of the bank's 2019 annual report for further explanation.
(2)
TSR is calculated based on share price movement and dividends reinvested over the trailing one-, three-, five- and ten-year periods ending October 31, 2019. Source: Bloomberg. Canadian peer median includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
(3)
TD Canada Trust won the award for highest customer satisfaction levels among the big five banks, ranking highest in overall satisfaction, convenience, and channel activities.
(4)
TD Auto Finance Canada ranked highest in dealer satisfaction among non-captive retail lenders for the second year in a row.
(5)
TD Bank, America's Most Convenient Bank® received the highest customer satisfaction with retail banking in the Southeast, according to the J.D. Power 2019 U.S. Retail Banking Study.
(6)
TD Bank, America's Most Convenient Bank® ranked "Highest in Small Business Banking in the South Region" according to the J.D. Power Small Business Banking Satisfaction Study.
(7)
TD Bank, America's Most Convenient Bank® achieved the top ranking in the J.D. Power U.S. National Banking Satisfaction Survey.
(8)
TD ranked first according to 2019 App Annie report, which measured smartphone monthly active users, downloads, average sessions per user, average review score, and time spent for last 12-month period ending September 2019.
(9)
Details on the formula used to calculate the impact on funding for internal measures can be found on page 38 of this circular. NIAT has a weighting of 70%, customer experience has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor. Additional details on the determination of the business performance factor are provided starting on page 29 of this circular.
(10)
Customer experience results are based on survey measurement programs that track customers' experiences with TD. Details on the methodology used to determine the results can be found on page 30 of this circular.
(11)
ROTCE target is based on the median ROTCE of the following Canadian banks peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are all non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
(12)
Relative performance is evaluated against the following Canadian bank peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        23

REPORT OF THE HUMAN RESOURCES COMMITTEE (HRC)

Committee Members (at fiscal year-end)

Karen E. Maidment (chair); Amy W. Brinkley; Mary Jo Haddad; Brian M. Levitt; and Nadir H. Mohamed

Independence The committee is composed entirely of independent directors	Meetings 6 during fiscal 2019, including 1 joint session with the risk committee	Performance The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2019
•
The HRC oversees the bank's compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis, talent management strategy and progress, including succession planning for the senior-most executives at the bank, and human capital management.

•
The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

•
The committee also discusses programs for the broader employee population, including the design of material employee compensation plans, significant or strategically important compensation initiatives, broad-based retirement and benefit programs, human capital management, and training and other talent management programs to support employee development as the bank evolves.

The committee's oversight of the bank's compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.

TD has established robust retirement and benefits plan governance models for appropriate strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank's non-executive retirement plans to three senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank's benefit programs.

In 2019, the HRC's work included:

CEO and Senior Officers

•

reviewing and recommending performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation for the CEO to the board of directors for approval

•

discussing the performance of members of the SET, and approving their compensation

•

overseeing the talent management and succession planning process for the CEO and other senior executives, including new enterprise talent management practices and senior executive development, and approving the succession plans for members of the SET and heads of key control functions

Compensation, Incentive Plans, and Total Rewards

•

overseeing the total rewards philosophy, approach, and related practices that are applied throughout the organization

•

monitoring the bank's approach to incentive plan design and governance, including consideration of conduct risk

•

participating in a joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools

•

reviewing and approving changes to the bank's material incentive plans, and approving the aggregate compensation awards under the bank's pool-based material incentive plans

24     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Compensation, Incentive Plans, and Total Rewards (continued)

•

monitoring changes to total rewards programs, including a three-year review of the retirement governance policy, benefits governance policy, share ownership requirements policy, and deferral policy

•

reviewing the bank's performance share unit program and related changes to disclosure to enhance clarity

•

reviewing the results of a detailed statistical analysis of compensation, which found that women earned more than 99 cents for every dollar earned by men in base salary and total compensation, adjusting for factors such as level, geography and role

•

monitoring compensation outcomes to confirm alignment in approach between executives and employees, including with respect to the business performance factors used to determine year-end incentive awards and year-end base salary increase budgets

•

reviewing key total rewards initiatives for front line employees, including increases to minimum entry level wages which have increased by at least 35% in Canada and the U.S. since 2014

•

reviewing a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year

HR Strategy, Plans, and Workforce Requirements

•

monitoring the impact of business transformation on the bank's people strategy and related talent management practices

•

reviewing inclusion and diversity strategy initiatives, and monitoring the evolving gender pay environment and related bank initiatives

•

monitoring progress on the colleague experience enterprise priority for 2019 and people strategy key initiatives

•

monitoring the results from the annual surveys used to measure employee experience, including key findings and actions

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and was engaged as the committee's independent compensation advisor effective June 2017.

Hugessen provides independent compensation advice and counsel on meeting content, management's recommendations, governance trends, and other items as requested by the committee. In addition, Hugessen assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor's fees, and Hugessen has not performed any services for, or received any fees from, management.

The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years.

	2019	2018

Executive Compensation-Related Fees	$231,680	$301,366

All Other Fees	—	—

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant.

For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the "Director Nominees" section of this circular. In addition, please refer to Schedule A — Corporate Governance of this circular for information on the continuing education of the bank's directors.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        25

COMPENSATION DISCUSSION AND ANALYSIS

At the meeting, shareholders will be casting an advisory vote on the bank's approach to executive compensation as outlined in the "Report of the Human Resources Committee" section on page 24 and "Approach to Executive Compensation" section on page 27 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of this circular:

•
Approach to Executive Compensation (starting on page 27) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the Executive Compensation Plan and equity plans.

•
2019 Performance and Compensation (starting on page 37) — Describes the link between actual pay and performance in 2019 for the bank's NEOs, including details about the bank's performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 51) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee total rewards practices, the alignment of the bank's executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

26     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

APPROACH TO EXECUTIVE COMPENSATION

This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the Executive Compensation Plan and equity plans.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank's executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank's strategy:

1.
Align with the bank's business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank's performance as a whole.

2.
Effective risk management — Verify plan design does not create an incentive for risk taking outside of the bank's risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank's performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

ELEMENTS OF EXECUTIVE COMPENSATION

Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:

Element	Description

Base Salary	• Fixed component of total compensation to provide a base level of earnings throughout the year.
• Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation	• Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.
• Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.
• A detailed description of how variable compensation awards are determined is provided under the heading "How the Executive Compensation Plan Works" starting on page 28 of this circular.

Benefits and	• Provided to support the health and wellness of executives and their families.
Perquisites	• Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.
• Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement	• Provided to support the financial well-being of executives in retirement.
Arrangements	• Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.
• Additional details regarding the pension plans can be found starting on page 57 of this circular.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        27

HOW THE EXECUTIVE COMPENSATION PLAN WORKS

The CEO and other NEOs, as well as approximately 2,000 of the bank's most senior executives, participate in the Executive Compensation Plan. There are four key steps in determining variable compensation awards under the Executive Compensation Plan:

Establishing Target Total Direct Compensation

Under the Executive Compensation Plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive's base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank's philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. The following companies were considered when determining target compensation for fiscal 2019 for the NEOs:

•
Canadian Peers (all Canadian-based NEOs) — Large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

•
U.S. Peers (Mr. Braca) — Foreign financial institutions with U.S. operations: BBVA Compass, BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA.

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank's most senior executives), encourages retention and focuses the bank's executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

28     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Evaluating Business Performance

Under the Executive Compensation Plan, the pool of funds available for allocation as incentive awards is determined based on a combination of internal measures and other discretionary factors, including a risk adjustment. A business performance factor is calculated for each of the bank's business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a business performance factor:

How We Assess Business Performance — Internal Measures

At the start of each fiscal year, the HRC establishes the NIAT, customer experience, and ROTCE targets that are used to evaluate business performance at the end of the performance year.

NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the Executive Compensation Plan, representing 70% of the weighting for internal measures.

The bank calculates results, including NIAT, in two ways — "reported" results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and "adjusted" results, which are non-GAAP financial measures where the bank removes "items of note" from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the Audit Committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial statements released by the bank.

The HRC believes that adjusted results provide a better understanding of performance and, as a result, the adjusted NIAT results disclosed in the financial statements are used in the assessment of business performance for setting targets and calculating results in the Executive Compensation Plan.

The following table provides a summary reconciliation of adjusted to reported net income after tax in 2019:

(millions of Canadian dollars)

Net income — adjusted	12,503

After tax adjustments of items of note
Amortization of intangibles(1)	(259)
Charges related to the long-term loyalty agreement with Air Canada(2)	(446)
Charges associated with the acquisition of Greystone(3)	(112)

Total adjustments for items of note	(817)

Net income — reported	11,686

(1)
Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
(2)
On January 10, 2019, the bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business. Charges associated with the transaction were recognized in the Canadian Retail segment.
(3)
On November 1, 2018, the bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. The bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

Please see "How the Bank Reports" on page 16 of the bank's 2019 annual report for further explanation. The items of note are disclosed in Table 3 on page 17 of the bank's 2019 annual report.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        29

How We Set NIAT Targets and Assess Year-End Results

For fiscal 2019, the committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g. gross domestic product growth) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.

Critical to the bank's approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today's marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 1 million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank's strategy.

Customer experience in the bank's various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers to rate their perception of experience, whether it was exceptional, and if it influenced their likelihood to increase business with TD should they have future financial needs. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 67.8 means that a weighted average of 67.8% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.

Within the Executive Compensation Plan, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.

Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE is one of the key annual business metrics with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).

How We Assess Business Performance — Other Discretionary Factors

The Executive Compensation Plan is designed to incorporate committee judgment to achieve appropriate pay for performance outcomes at the end of the year. The HRC believes that the use of judgment when determining final compensation pools and individual awards is critical so that final awards appropriately reflect risk and any unexpected circumstances that arose during the year, as well as to eliminate the possibility of unintended awards determined by a formula.

In determining whether or not to apply discretion, the committee formally assesses business performance during the year against the bank's risk appetite, performance relative to peers, performance against strategic initiatives, and any other material unexpected events that occurred during the year (other discretion). The following provides a description of each of these components.

Risk Appetite — The bank's strategy incorporates a disciplined approach to risk management which is detailed beginning on page 52 of this circular.

Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including EPS growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, ROE (1 and 5 year), NIAT growth, provisions for credit losses, operating leverage, and non-adjusted metrics, including TSR (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance, both during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/– 10%, with the final impact aligned with the overall assessment of performance during the year.

30     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Benchmark Companies

For 2019, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.

The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.

Note: Revenue is for the 2019 fiscal year, assets and market capitalization are as of October 31, 2019.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization

Bank of Montreal	852.2	25.5	62.3

Canadian Imperial Bank of Commerce	651.6	18.6	50.0

Royal Bank of Canada	1,428.9	46.0	151.9

The Bank of Nova Scotia	1,086.2	31.0	91.9

TD	1,415.3	41.1	136.3

TD's rank (out of 5)	2	2	2

Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations. The committee has the ability to apply positive or negative discretion to align the impact with the assessment of performance during the year.

2019 Strategic Initiatives/Enterprise Priorities

For fiscal 2019, the HRC approved the following five enterprise priorities:

•
Distribution Transformation: As consumer preferences change, the bank will take a holistic approach to rethink our distribution approach to elevate the advice and customer service proposition with the accelerated development of digital capabilities and investment in our branch distribution channel, and a focus on personal, connected and human experiences across all channels.

•
End-to-end Customer Journeys: The bank will reimagine customer journeys through the lens of customer needs and expectations across the entire value chain from research to advice to fulfillment and servicing to drive speed, quality, and efficiency for our colleagues and customers.

•
Operational Excellence: The focus is on achieving operational excellence across three dimensions: enhancing bank security, optimizing and simplifying end-to-end business processes, and leveraging the available capabilities, tools and technology.

•
Data and Analytics: To be a data-driven organization, the bank will build a foundational data capability that powers highly relevant customer and colleague interactions, optimized business decisions and efficient operational processes.

•
Colleague Experience: This priority includes objectives that focus on colleague engagement, as well as learning, development and capability building initiatives in support of the ongoing transformation of the bank and its workforce.

Other Discretion — The committee's objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including material unexpected events that occurred during the year. For example, negative discretion was applied over the past several years, reducing awards to account for a number of items including: major U.S. tax reform, unanticipated acquisitions, unanticipated private equity gains, changes in foreign exchange rates, and the impact of divestitures and litigation reserves.

In the event the bank were to experience significant losses or other negative outcomes, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/– 20% impact associated with the internal measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, incentive awards (including cash and equity) may be reduced to zero.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        31

Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Thus, all variable compensation awarded is subject to the committee's assessment of business performance during the year.

Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.

The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/–20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.

An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to TD, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics, and control framework observance, including operating in a manner consistent with the Risk Appetite, and with the cultural and behavioural standards and guidelines embodied in the bank's Code of Conduct and Ethics and shared commitments. These include ESG-related elements that are foundational to the bank's vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity.

Pay Mix

Once final compensation for the year is determined, variable incentive awards are separated into cash and equity incentives in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank's balanced approach to compensation, ensuring alignment of executive interests to the short-, mid- and long-term performance of the bank and shareholders. Deferred compensation in the form of PSUs (mid-term incentives) and stock options (long-term incentives) represents the most significant component of compensation for senior executives. This focus on deferred compensation highlights the importance the bank places on ensuring executive interests are aligned to shareholders and tied to the sustainable growth and long-term performance of the bank, a key component of the bank's compensation philosophy.

Deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals the mix of compensation is aligned with regulatory expectations.

32     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The following graph provides a summary of average target pay mix by level for participants in the Executive Compensation Plan.

As outlined in the graph above, a significant portion of each executive's total direct compensation is variable or "at risk". This "at risk" portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual's or the bank's performance is below expectations.

The following section provides additional details on PSUs and stock options.

Performance Share Units

PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect bank performance over a four-year performance period.

To align with the bank's pay for performance philosophy, PSUs are not guaranteed and the final value is determined at the end of a four-year performance period after considering various performance measures over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.

The resulting outcome of the PSU program is a cumulative quantitative performance range of 64% to 144% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank's share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.

As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank's risk appetite, while aligning outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank's risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        33

The following graph and table outline the quantitative measures and discretionary factors in each of the three stages.

Four-Year Performance Period	Performance Measures

Stage 1:	Quantitative Measures:
Award Date	• BPF impact of +/– 20% based on internal measures of adjusted NIAT, customer experience and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award	Discretionary Factors:

•

BPF is adjusted from 0% to 130% based on risk adjustment, relative performance, strategic initiatives and discretion. There is no limit on potential reductions.

•

Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2:	Quantitative Measures:
Three-year Vesting Period	• Impact of +/– 20% based on the bank's three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR – average peer TSR) × 3 + 100%
Performance of 0% to 120% between the award date and the vest date	Discretionary Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank's risk appetite.

Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.

The bank has received feedback from some shareholders focused on the +/– 20% performance adjustment at stage 2, questioning whether this is sufficiently sensitive to the bank's performance to consider the PSUs as performance related compensation. As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 expands the performance range from 64% to 144%, before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also be performance related in all likelihood). As stated above, the bank believes that this range in the program design incents management behaviour which grows the bank's business but does not encourage behaviour which exceeds the bank's risk appetite or contravenes the bank's Code of Conduct and Ethics, thereby striking a balance which is consistent with the bank's risk appetite and appropriate for an entity such as the bank, which is subject to prudential regulation.

34     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation or termination, executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs, and all variable compensation is subject to clawback (refer to page 54 under the header Reduction, Forfeiture, and Clawback of Incentive Compensation).

Stock Options

A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.

Stock options are awarded based on the business performance factor (i.e. adjusted NIAT, customer experience, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 29 to 32 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.

The final value of stock options depends on the increase in share price between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation or termination, and may be cancelled by the committee in certain circumstances, including non-compliance with the bank's risk appetite (refer to pages 53 and 54 for detailed information regarding risk adjustments to compensation). All variable compensation is subject to clawback as outlined on page 54.

Deferred Share Units (DSUs) and Vesting Share Units (VSUs)

In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into DSUs. DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 62.

ESG and Executive Compensation

Citizenship and ESG are a key part of the bank's strategy, and are critical to delivering on the bank's purpose, which is to enrich the lives of our customers, colleagues and communities. In support of this purpose, the bank has defined a range of ESG objectives as well as launched the TD Ready Commitment, a corporate citizenship platform focused on a more inclusive and sustainable tomorrow. The bank provides extensive public reporting on ESG objectives and the TD Ready Commitment, and is considered an industry leader in ESG performance and disclosure. Additional information regarding the bank's approach to ESG matters is set out on page 72.

One of the objectives of the bank's executive compensation program is to reward executives for successfully executing the bank's strategy, which includes ESG factors. As evidenced through the bank's reporting, ESG is a complex and constantly evolving topic, with a wide variety of measures, many of which are subjective, that are used to evaluate progress. Reflecting this complexity, the bank has embedded ESG-related elements in the determination of executive compensation in a number of ways, including in the determination of the business performance factor and in the evaluation of individual performance as described more fully below.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        35

Business Performance Factor

The bank's ESG-related objectives, which are publicly reported in the bank's annual ESG Report, incorporate goals across a number of key categories, including customers, colleagues, community, environment and governance. Customer experience and colleague experience were also two of the metrics used to evaluate business performance under the Executive Compensation Plan in 2019 and had a direct impact on the determination of variable compensation for executives:

•
Customer experience represents 20% of the weighting of annual business metrics in the business performance factor. As described on page 30, customer experience is evaluated using LEI for both the ESG scorecard and the Executive Compensation Plan.

•
Colleague experience was one of the five enterprise priorities agreed upon by the human resources committee and the CEO as strategic initiatives for 2019. This priority includes objectives that focus on colleague engagement, as well as learning, development and capability-building initiatives in support of the ongoing transformation of the bank and its workforce. Progress against the colleague experience priority, along with the other enterprise priorities, can result in positive or negative impact on the business performance factor based on a comprehensive assessment of progress against each of the priorities by the human resources committee, as described on page 31.

Evaluating Individual Performance to Determine Individual Awards

Individual performance in the Executive Compensation Plan is assessed against the following programs and principles which reflect and support the achievement of the bank's ESG goals, and this assessment of performance is a key determinant of individual variable compensation awards:

•
Performance against individual objectives aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague and ESG objectives as appropriate for the role. For members of the senior executive team, including the CEO, this includes assessment relative to diversity and inclusion representation goals aligned to the bank's diversity and inclusion pillars;

•
Consistency with the bank's Risk Appetite Statement, Code of Conduct and Ethics, and other programs and principles embedded in the bank's management system which reflect and support the achievement of the bank's ESG goals; and

•
Cultural and behavioural standards and guidelines embodied in the bank's shared commitments, which include ESG-related elements that are foundational to the bank's vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity, and the human resources policies and programs which measure and support progress towards the bank's diversity goals and which underpin the bank's talent strategy.

36     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

2019 PERFORMANCE AND COMPENSATION

This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank's NEOs as required by the Canadian Securities Administrators.

2019 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

For details regarding the following four steps used to determine annual compensation awards under the Executive Compensation Plan refer to the "How the Executive Compensation Plan Works" section on page 28 of this circular.

Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.

Evaluating Business Performance in 2019
The following diagram summarizes the calculation of the business performance factor for the NEOs, including the CEO, for 2019.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        37

Additional details on the business performance factor calculations are provided in the following table.

Measures	Description of 2019 Performance

Internal	• The following table summarizes the results against the targets that were established for the internal measures of performance during 2019 for the NEOs, including the CEO:

		2019

		Threshold	Target	Maximum	Adjusted Results(1)	vs. Target	Impact on Factor(2)

	NIAT ($ in millions)	$11,780	$13,089	$14,398	$12,503	–4.5%	–6.3%

	Customer Experience(3)	60.2%	64.2%	68.2%	67.8%	3.6%	3.6%

	ROTCE(4)	16.4%	19.3%	22.1%	21.5%	2.2%	1.5%

						Total	–1.2%

•

The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2019, including expectations regarding the external environment (e.g., gross domestic product growth) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.

•

Customer experience results are a composite of a number of different calculations in the bank's different businesses. Each year, the weighting of the composite is reviewed and refined as appropriate to reflect business changes and to align the underlying measures with appropriate behaviours in the bank's employees.

•

ROTCE is evaluated in comparison to the median ROTCE of the five major Canadian banks (including TD).

•

At the end of the year, the final adjusted NIAT, customer experience, and ROTCE results were compared to the targets that were established, and the impact on the business performance was calculated as outlined above.

Risk Adjustment

•

A discussion of how the committee considers risk adjustments in the determination of the business performance factor is provided beginning on page 52.

•

Following consideration of the assessment of performance relative to the risk appetite by the CRO, the committee did not make any risk adjustments for 2019 awards.

Relative Performance

•

The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(1), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth (1 and 3 year), ROE (1 and 5 year), provisions for credit losses, operating leverage, and non-adjusted metrics, including TSR (1 and 3 year).

•

In 2019, the committee determined that the bank performed comparably to the broader peer group.

•

After considering all of the above, and discussing relative performance with senior management, the committee determined that it was appropriate to make no adjustment related to relative performance during the year for the NEOs, including the CEO.

Strategic Initiatives

•

At the beginning of the year, the committee approved the following five enterprise priorities: distribution transformation, customer journeys, operational excellence, data and analytics, and colleague experience. Additional details on the priorities for 2019 can be found on page 31 of this circular.

•

After considering a comprehensive assessment of progress during the year, including performance against qualitative and quantitative objectives that were established for each of the priorities, the committee determined that management had met expectations and that it was appropriate to make no adjustments related to the strategic objectives for 2019.

Other Discretionary Adjustments

•

At year-end, the committee considers any other relevant factors when determining the final business performance factors to apply.

•

In 2019, after completing a comprehensive assessment, the committee did not make any adjustments for 2019 awards.

Final Business Performance Factor

•

The end result after combining the factors above was a business performance factor of 98.8% for the NEOs, including the CEO, which the committee determined was appropriate given performance during the year.

•

This represented a year-over-year decrease of 11.2% from the final factor of 110.0% in 2018.

(1)
Refer to footnote 1 on page 23 for additional information.
(2)
NIAT has a weighting of 70%, customer experience has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor.
(3)
Customer experience results are based on survey measurement programs that track customers' experiences with TD. Details on the methodology used to determine the results can be found on page 30 of this circular.
(4)
Refer to footnote 11 on page 23 for more information.

38     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Determining Funds Available for 2019

A business performance factor of 98.8% meant that the committee could allocate aggregate variable compensation awards to the NEOs, including the CEO, equal to 98.8% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor.

Evaluating Individual Performance to Determine Individual Awards

CEO

The last step in determining year-end awards is an evaluation of the executive's individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of the bank's CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and ESG objectives.

After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards for 2019.

OTHER NEOs

The final stage in determining year-end awards for the other NEOs under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs' individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague and ESG objectives, as appropriate for the role. The assessment for the NEOs included progress on talent and diversity initiatives, as well as their contributions to the enterprise priorities of distribution transformation, end-to-end customer journeys, operational excellence, data and analytics, and colleague experience.

To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the group head responsible for HR met with the chief auditor, the group head and general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the global chief anti-money laundering officer.

Based on the results of the annual assessment process outlined above and the CEO's recommendation, the committee considered and approved the NEOs' total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        39

Bharat Masrani
Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank's financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance

Under Mr. Masrani's leadership, the bank delivered modest earnings and EPS growth through a challenging operating environment marked by lower interest rates, volatile markets, and normalizing credit conditions from historically low levels. Key highlights include:

•
Record reported earnings of $11.7 billion, an increase of $0.4 billion or 3% from 2018, and record adjusted earnings of $12.5 billion, an increase of $0.3 billion or 3% from 2018(1);

•
Reported EPS growth of 4% and adjusted EPS growth of 3%(1);

•
Delivered TSR of 7.1%, at peer median, and delivered above peer median TSR for the last 3, 5 and 10 years(1);

•
Dividend increased by 11% on a full-year basis, the ninth consecutive year with a dividend increase;

•
Reported ROE of 14.5% and adjusted ROE of 15.6%(1);

•
Delivered on objectives related to the enterprise priorities of distribution transformation, end-to-end customer journeys, operational excellence, data and analytics, and colleague experience;

•
Named the most innovative digital bank in North America by Global Finance; and

•
Opened the new TD Fusion Centre in Toronto, a multi-disciplinary agile workspace focused on increasing the bank's effectiveness in protecting and responding to potential cyber threats.

In addition to the financial and operational results outlined above, the bank continued to focus on customer, employee and community objectives. Results during the year included:

•
Delivered exceptional customer experiences with Legendary Experience Index results exceeding target by over 300 basis points;

•
Received recognition for the bank's unique and inclusive culture, including: TD recognized by the Bloomberg Gender Equality Index for the third consecutive year; named one of Canada's Best Workplaces in 2019 by Great Place to Work; TD Bank ranked a top company for Diversity & Inclusion by DiversityInc.; and TD Bank named one of Forbes' Best Employers for Diversity for 2019;

•
Employee engagement index, which is how the bank measures employee engagement, remained unchanged at 4.26 (84% favourable), top quartile performance as measured against the IBM normative database of global companies(2); and

•
The bank provided $126 million to support non-profit organizations across North America and the U.K. through the TD Ready Commitment, the bank's multi-year enterprise initiative to help open doors for a more inclusive and sustainable tomorrow. The bank is targeting a total of $1 billion in community giving by 2030 toward four critical areas: Financial Security, a more Vibrant Planet, Connected Communities and Better Health.

CEO Compensation

After considering the funding under the Executive Compensation Plan, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $11,626,000, $124,000 below his target of $11,750,000. Incentive compensation was awarded at 1.2% below target, equal to the funding available under the Executive Compensation Plan. In addition, as part of the annual review process completed for all executives, the committee reviewed the CEO's total direct compensation target. Following the review, the committee recommended and the board approved no change to the CEO's total direct compensation target for 2020.

(1)
Refer to footnotes 1 and 2 on page 23 for additional information.
(2)
Based on the 2018 IBM normative database of global companies.

40     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

	2018	2019

Salary	$1,350,000	$1,450,000

Cash Incentive	$2,079,000	$2,025,000

Performance Share Units	$5,571,720	$5,461,170
Stock Options (rounded)	$2,744,280	$2,689,830

Equity Incentive	$8,316,000	$8,151,000

Total Direct Compensation	$11,745,000	$11,626,000

One-time Stock Option Award	$1,900,000	N/A

Total Compensation	$13,645,000	$11,626,000

Mr. Masrani received a special one-time stock option award of $1,900,000 in 2018 in conjunction with his agreement to serve as CEO beyond 2020, the year in which his compensation arrangements anticipated retirement and Mr. Masrani would cease to accrue additional pension benefits. The one-time stock option award vests at the end of 5 years and vesting of the full option award is dependent on Mr. Masrani continuing to be available to serve as CEO throughout the five-year period.

CEO Compensation Over Time

The following table compares the grant date value of compensation awarded to Mr. Masrani from 2015 – 2019 in respect of performance as CEO with the actual value received from compensation awards.

The actual total direct compensation value for the fiscal years noted represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2019.

	Total Direct Compensation Awarded	[A] Realized Pay	[B] Realizable Pay	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2019	Value of $100
Year	(000s) (1)	(000s) (2)	(000s) (3)	(000s)	Period	CEO (4)	Shareholder (5)

2015	$9,000	$10,113	$3,666	$13,779	10/31/14 to 12/31/19	$153	$158

2016	$8,950	$8,901	$1,113	$10,014	10/31/15 to 12/31/19	$112	$157

2017	$10,850	$3,170	$5,585	$8,755	10/31/16 to 12/31/19	$81	$133

2018	$13,645	$3,429	$7,286	$10,715	10/31/17 to 12/31/19	$79	$107

2019	$11,626	$3,475	$5,460	$8,935	10/31/18 to 12/31/19	$77	$104

					Weighted Average	$97	$132

Share Ownership — Mr. Masrani exceeds his share ownership requirement of $14,500,000.

	Actual Share Ownership at December 31, 2019				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($) (6)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

10	44,969,913	20,862,666	17,084,534	82,917,113	45.40	57.18

(1)
Includes salary and variable compensation awarded at year-end in respect of performance during the year, and a special one-time stock option award of $1,900,000 for Mr. Masrani in 2018.
(2)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period.
(3)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.
(4)
Represents the realized and realizable value to Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.
(5)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.
(6)
The value of Mr. Masrani's vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $8,086,839.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        41

Riaz Ahmed
Group Head and Chief Financial Officer, TD Bank Group
Mr. Ahmed is responsible for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement and analysis and statutory reporting as well as for leading the tax and investor relations function. Mr. Ahmed is also responsible for Corporate Transformation and Operations, Strategic Sourcing, Treasury and Balance Sheet Management, Corporate Development, Enterprise Real Estate, Economics and Enterprise Strategy.

2019 Performance

As Group Head and Chief Financial Officer, Mr. Ahmed leads a number of enterprise functions that are critical to the performance of the bank. Highlights of the bank's and Mr. Ahmed's performance during 2019 include:

•
Record reported earnings of $11.7 billion, an increase of $0.4 billion or 3% from 2018, and record adjusted earnings of $12.5 billion, an increase of $0.3 billion or 3% from 2018(1);

•
Reported ROE of 14.5% and adjusted ROE of 15.6%(1);

•
Reported efficiency ratio of 53.6%;

•
Significant capital returned to shareholders with a dividend increase of 11% on a full-year basis and the repurchase of 30 million common shares;

•
Strong capital position, with the bank ending the year with a CET1 ratio of 12.1%;

•
Completed the bank's long-term loyalty program agreement with Air Canada, whereby the bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030;

•
Created the Corporate Transformation and Operations function with the mandate to build the capabilities, systems and processes required for best-in-class operations across Corporate functions including Finance, Risk, Human Resources and Compliance; and

•
Employee experience index, which is how the bank measures employee engagement, improved 1 basis point to 4.19 in a significant year of change.

After considering his overall performance, the business performance factor for the NEOs, and the CEO's recommendation, the committee approved final total direct compensation for Mr. Ahmed of $3,690,000 for 2019. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.

	2018	2019

Salary	$750,000	$750,000

Cash Incentive	$1,145,975	$1,028,750

Performance Share Units	$1,426,447	$1,280,537
Stock Options (rounded)	$702,578	$630,713

Equity Incentive	$2,129,025	$1,911,250

Total Direct Compensation	$4,025,000	$3,690,000

Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $4,500,000.

	Actual Share Ownership at December 31, 2019				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

6	29,090,924	17,855,397	4,439,357	51,385,678	62.60	68.51

(1)
Refer to footnote 1 on page 23 for additional information.
(2)
The value of Mr. Ahmed's vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $416,882.

42     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Bob Dorrance
Group Head, Wholesale Banking, TD Bank Group
Chairman, CEO & President, TD Securities
Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior customer and colleague experience.

2019 Performance

Under Mr. Dorrance's leadership, the Wholesale Banking segment delivered net income of $608 million and ROE of 8.3%. Lower revenue reflected challenging market conditions, reduced client activity and trading volatility in the first quarter of the year, and the effects of a significant upgrade to the derivative valuation system and related methodologies in the fourth quarter of the year. Market volatility in the rates, credit and equity markets resulted in a difficult trading environment, particularly in the first quarter.

2019 business highlights for the Wholesale Banking segment include:

•
Advised on two of the largest Canadian mergers and acquisitions (M&A) transactions of 2019, including lead financial advisor to Goldcorp (US$12.5 billion) on its US$32 billion merger with Newmont (US$19.5 billion) to create the world's leading gold company, and financial advisor for the $5.2 billion re-capitalization of Garda World Security, the largest ever completed for a privately-owned Canadian company;

•
Active in the ESG space by participating in over 30 green and sustainable bond transactions, including Landesbank Baden-Württemberg's US$750 million bond, which was the first-ever U.S. dollar covered green bond, and African Development Bank's US$100 million bond, which was the first Secured Overnight Financing Rate linked green bond;

•
Top-two dealer status in Canada in a number of activities (for the ten-month period ending October 31, 2019)(1): #2 in equity options block trading; #1 in syndicated loans (on a rolling twelve-month basis); #1 in M&A announced (on a rolling twelve-month basis); #1 in M&A completed (on a rolling twelve-month basis); #1 in government debt underwriting; and #2 in corporate debt underwriting;

•
Focused investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy; and

•
TD Securities U.S. was named One of the Best Places to Work for LGBTQ Equality by Human Rights Campaign, achieving the fourth consecutive perfect score in their 2019 Corporate Equality Index.

After considering his overall performance, the business performance factor for the NEOs, and the CEO's recommendation, the committee approved final total direct compensation for Mr. Dorrance of $7,400,000 for 2019. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years.

	2018	2019

Salary	$750,000	$750,000

Cash Incentive	$2,849,000	$2,327,070

Performance Share Units	$3,544,970	$2,896,363
Stock Options (rounded)	$1,746,030	$1,426,567

Equity Incentive	$5,291,000	$4,322,930

Total Direct Compensation	$8,890,000	$7,400,000

Share Ownership — Mr. Dorrance exceeds his share ownership requirement of $8,500,000.

	Actual Share Ownership at December 31, 2019				Multiple of Target Total Direct Compensation

		Share Units

Required Multiple(2)	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

1	41,597,592	55,183,493	10,447,927	107,229,012	11.39	12.62

(1)
Rankings reflect TD Securities' position among Canadian peers in Canadian product markets. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Syndicated loans: deal volume awarded equally between the book-runners, Source: Bloomberg. M&A announced and completed: Canadian targets, Source: Thomson Reuters. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg.
(2)
Mr. Dorrance's ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        43

Greg Braca
Group Head, U.S. Retail, TD Bank Group
President & CEO, TD Bank, America's Most Convenient Bank®
Mr. Braca is responsible for TD's personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD's relationships with U.S. stakeholders.

2019 Performance

As outlined above, Mr. Braca is responsible for the majority of businesses that contribute to the bank's U.S. retail segment results. Excluding the contribution from the bank's ownership stake in TD Ameritrade, the bank's U.S. retail segment delivered reported earnings of US$2.9 billion, an increase of 6% over 2018. The increase was primarily due to higher revenue, partially offset by higher expenses and provisions for credit losses.

Other 2019 business highlights for the U.S. retail segment include:

•
Continued to focus on enhancements to core capabilities and infrastructure, as well as building out digital capabilities:

–
Converted Small Business customers to digital Next-Generation Platform;

–
Launched new eSignature capability, enabling retail and wealth customers to open accounts digitally across multiple products; and

–
Launched new digital mortgage offering, to create a simpler, faster, and easier mortgage application process;

•
Launched "Unexpectedly Human" brand campaign, showcasing the bank's customer-centric approach and commitment to make an impact in local communities;

•
Rated #1 in Customer Satisfaction for Retail Banking in the Southeast by J.D. Power(1);

•
Ranked Highest in Customer Satisfaction with Small Business Banking in the South Region by J.D. Power"(2); and

•
Recognized on DiversityInc.'s Top 50 List, with notable mention towards the inclusive culture U.S. retail continues to build.

After considering his overall performance, the business performance factor for the NEOs, and the CEO's recommendation, the committee approved final total direct compensation for Mr. Braca of US$3,960,000 for 2019. The following table highlights the final total direct compensation awarded to Mr. Braca for the past two years.

	2018		2019

Salary	US$	750,000	US$	750,000

Cash Incentive	US$	1,250,700	US$	1,123,000

Performance Share Units	US$	1,966,800	US$	1,766,000
Stock Options (rounded)	US$	357,500	US$	321,000

Equity Incentive	US$	2,324,300	US$	2,087,000

Total Direct Compensation	US$	4,325,000	US$	3,960,000

Share Ownership — Mr. Braca exceeds his share ownership requirement of $5,982,300(3).

	Actual Share Ownership at December 31, 2019				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($)(4)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

6	538,019	2,205,226	7,305,009	10,048,254	2.75	10.08

(1)
TD Bank received the highest score in the Southeast region of the J.D. Power 2019 U.S. Retail Banking Satisfaction Study of customers' satisfaction with their own retail bank. Visit jdpower.com.
(2)
J.D. Power Small Business Satisfaction Study ranking results based off of responses from 2,554 small business owners or financial decision makers in the South.
(3)
Mr. Braca's ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2019 = 1.3294).
(4)
The value of Mr. Braca's vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $2,081,166.

44     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Teri Currie

 Group Head, Canadian Personal Banking, TD Bank Group
Ms. Currie is responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products as well as Canadian Credit Cards. Ms. Currie is accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2019 Performance

Under Ms. Currie's leadership, Canadian Personal Banking had a strong year with $12.1 billion in revenue, personal chequing and savings deposit volume growth of 4%, and strong growth in credit cards with retail sales exceeding $104 billion. During the year, the business also continued to invest in the omni-channel, customer-centric model, evolving its advisory focus as it continued to progress the Future Ready(1) strategy and enhance the value proposition of products.

2019 business highlights for Canadian Personal Banking include:

•
Notable progress on Future Ready(1), including:

–
Invested in the development of branch colleagues, including training, coaching and accreditation;

–
Hired more than 750 customer advisors in the branch, created new specialized roles such as Senior Financial Advisors, and continued to add new mobile mortgage specialists; and

–
Through process improvements, delivered approximately 23 hours more of capacity per branch per week;

•
Maintained focus on shaping the future of retail banking by introducing new digital capabilities, including a new online money transfer service allowing customers to quickly and easily send money around the world from their TD personal accounts, an industry-leading digital mortgage application in the real estate secured lending business, and first-in-Canada card controls for TD credit cardholders;

•
Delivered exceptional customer experiences with record Legendary Experience Index results (the methodology the bank uses to track customer experiences and satisfaction), and external recognition including:

–
Award winner among the Big 5 Canadian Retail Banks(2) for "Customer Service Excellence"(3), "Value for Money"(4), "Values my Business"(5), "Recommend to Friends & Family"(6), "Branch Service"(7), "ATM Banking"(8), and "Automated Telephone Banking"(9) by the 2019 Ipsos Customer Service Index (CSI) study(10);

–
Highest customer satisfaction among the Big Five Retail Banks by J.D. Power(11); and

•
Employee experience index, which is how the bank measures employee engagement, in Canadian Personal Banking increased 7 bps from 2018 during a period of significant change.

After considering her overall performance, the business performance factor for the NEOs, and the CEO's recommendation, the committee approved final total direct compensation for Ms. Currie of $6,295,000 for 2019. The following table highlights the final total direct compensation awarded to Ms. Currie for the past two years.

	2018	2019

Salary	$750,000	$750,000

Cash Incentive	$1,135,200	$1,906,100

Performance Share Units	$1,913,566	$2,685,563
Stock Options (rounded)	$696,234	$953,337

Equity Incentive	$2,609,800	$3,638,900

Total Direct Compensation	$4,495,000	$6,295,000

2019 total direct compensation includes an increase to target to position compensation appropriately within the market, and a one-time PSU award of $750,000 in recognition of Ms. Currie's performance and significant achievements in 2019. The one-time PSU award is subject to the same performance conditions as the PSUs awarded in December 2019.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        45

Share Ownership — Ms. Currie exceeds her share ownership requirement of $4,500,000.

	Actual Share Ownership at December 31, 2019				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($)(12)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

6	314,537	4,014,674	6,193,093	10,522,304	5.77	14.03

(1)
Future Ready is the Canadian Personal Bank's strategy for providing customers with the best trusted advice to guide them through life's important financial decisions. It's about providing customers with confidence that is deeply-rooted in the bank's understanding of their evolving needs, offering personalized advice to help them reach their financial goals, and making sure colleagues have the time they need to elevate the advice they give.
(2)
Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
(3)
TD Canada Trust has shared in the award for Customer Service Excellence in the syndicated Ipsos 2019 Customer Service Index Study (2019 Ipsos Study).
(4)
TD Canada Trust has shared in the award for Value for Money in the 2019 Ipsos Study.
(5)
TD Canada Trust has shared in the award for Values my Business in the 2019 Ipsos Study.
(6)
TD Canada Trust has shared in the award for Recommend to Friends & Family in the 2019 Ipsos Study.
(7)
TD Canada Trust has shared in the award for the Branch Service Excellence in the 2019 Ipsos Study.
(8)
TD Canada Trust has shared in the ATM Banking Excellence award in the 2019 Ipsos Study.
(9)
TD Canada Trust has shared in the Automated Telephone Banking Excellence award in the 2019 Ipsos Study.
(10)
Ipsos 2019 Financial Service Excellence Awards are based on continuous fielding Customer Service Index (CSI) survey results. Sample size for the total 2019 CSI program year ended with the September 2019 survey which yielded 47,746 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Retail Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Retail Banks.
(11)
J.D. Power 2019 Canada Retail Banking Customer Satisfaction Survey.
(12)
The value of Ms. Currie's vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $416,882.

46     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2019, 2018, and 2017 for each of the bank's NEOs.

Name and		Salary (1)	Share-Based Awards	Option-Based Awards (2)	Non-Equity Incentive Plan Compensation (3)	Pension Value (4)	All Other Compensation (5)	Total Compensation
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Bharat Masrani (6)(7) Group President and Chief Executive Officer, TD Bank Group	2019 2018 2017	1,435,097 1,334,988 1,209,179	5,461,170 5,571,720 5,145,600	2,689,841 4,644,337 2,534,415	2,025,000 2,079,000 1,920,000	907,300 1,596,800 1,549,800	118,161 89,220 78,324	12,636,569 15,316,065 12,437,318

Riaz Ahmed Group Head and Chief Financial Officer, TD Bank Group	2019 2018 2017	750,000 750,000 708,631	1,280,537 1,426,447 1,487,065	630,730 702,607 732,479	1,028,750 1,145,975 955,500	256,900 249,200 219,500	51,458 51,537 38,779	3,998,375 4,325,766 4,141,954

Bob Dorrance Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO & President, TD Securities	2019 2018 2017	750,000 750,000 708,631	2,896,363 3,544,970 3,418,675	1,426,598 1,746,049 1,683,850	2,327,070 2,849,000 2,747,500	N/A N/A N/A	25,787 25,298 14,387	7,425,818 8,915,317 8,573,043

Greg Braca (8) Group Head, U.S. Retail, TD Bank Group and President and CEO, TD Bank, America's Most Convenient Bank®	2019 2018 2017	997,050 965,925 908,028	2,331,297 2,635,905 1,947,381	423,789 479,163 374,079	1,492,916 1,610,777 1,440,975	26,721 25,597 29,748	69,237 63,997 76,750	5,341,010 5,781,364 4,776,961

Teri Currie Group Head, Canadian Personal Banking, TD Bank Group	2019 2018 2017	750,000 750,000 708,631	2,685,563 1,913,566 1,367,135	953,377 696,279 673,408	1,906,100 1,135,200 1,084,500	240,000 236,700 205,500	50,269 49,998 49,158	6,585,309 4,781,743 4,088,332

(1)
Salary reflects base salary earned during the period November 1, 2018 to October 31, 2019, and may differ from base salary reported elsewhere in this circular due to a salary increase that was effective January 1, 2019 for Mr. Masrani.
(2)
In 2019, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Ahmed, Mr. Dorrance, Mr. Braca, and Ms. Currie by $1,484,248, $348,035, $787,194, $233,846, and $526,071, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2019 awards was 17% of the share price. This is the average compensation value for stock option awards for the five years from December 2015 to December 2019, assuming an expected life equal to the full 10 year term of the stock options. The accounting fair value for the December 2019 awards is based on an expected life of 6.31 years, and the following additional inputs: risk free interest rate of 1.59%; volatility of 12.90%; and dividend yield of 3.50%.
(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the "Compensation Discussion and Analysis" section of this circular.
(4)
The pension value reported is the "compensatory value" of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank's pension plans for NEOs are provided beginning on page 57 of this circular.
(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO's total amount reported. For 2019, Mr. Masrani's amount includes $67,192 in perquisite allowance; Mr. Ahmed's amount includes $37,282 in perquisite allowance; Mr. Dorrance's amount includes $10,032 in health and wellness fees and $7,771 in parking fees; Mr. Braca's amount includes $46,532 in perquisite allowance; Ms. Currie's amount includes $37,282 in perquisite allowance.
(6)
In 2018, Mr. Masrani received a special one-time stock option award of $1,900,000.
(7)
The pension value includes Mr. Masrani's pension projected to June 1, 2019, which is the normal retirement age under the terms of the plan. Additional details are provided under "Accrued NEO Defined Benefit Pension Obligation" on page 60 of this circular.
(8)
Over the three-year period reported in the table above, Mr. Braca's compensation was awarded in U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was for 2019 and 2018 the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2019 = 1.3294; 2018 = 1.2879), and for 2017 the average month-end US/CDN closing exchange rate for the fiscal year using the Bank of Canada for the period November 2016 to April 2017 and WM/Reuters for the period May 2017 to October 2017 (2017 = 1.3076). For 2019, 2018, and 2017, the exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada's US/CDN closing rate on the trading day prior to the date the awards were granted (2019 = 1.3201; 2018 = 1.3402; 2017 = 1.2854).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        47

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2019.

	Option-based Awards (1)					Share-based Awards (1)(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options (3)	Value of Options Exercised	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested (3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed (3)(5)
		($)		($)	($)	Min (4)	Target	Min	Target	($)

Bharat	128,405	36.625	Dec 13, 2020	4,648,903	137,806
Masrani	159,208	36.635	Dec 12, 2021	5,762,534
	131,280	40.540	Dec 13, 2022	4,239,031
	131,456	47.590	Dec 12, 2023	3,317,949
	141,668	52.460	Dec 11, 2024	2,885,777
	186,268	53.150	Dec 9, 2025	3,665,754
	157,224	65.750	Dec 12, 2026	1,113,146
	183,632	72.640	Dec 12, 2027	34,890
	352,268	69.390	Dec 12, 2028	1,211,802
	217,224	72.840	Dec 12, 2029	0
						187,665	234,581	13,667,627	17,084,534	20,862,666

Total	1,788,633			26,879,787	137,806	187,665	234,581	13,667,627	17,084,534	20,862,666

Riaz	0	36.625	Dec 13, 2020	0	2,193,367
Ahmed	0	36.635	Dec 12, 2021	0	2,605,606
	63,912	40.540	Dec 13, 2022	2,063,718
	56,832	47.590	Dec 12, 2023	1,434,440
	57,188	52.460	Dec 11, 2024	1,164,920
	58,544	53.150	Dec 9, 2025	1,152,146
	50,192	65.750	Dec 12, 2026	355,359
	53,072	72.640	Dec 12, 2027	10,084
	53,292	69.390	Dec 12, 2028	183,324
	50,936	72.840	Dec 12, 2029	0
						48,764	60,955	3,551,485	4,439,357	17,855,397

Total	443,968			6,363,991	4,798,973	48,764	60,955	3,551,485	4,439,357	17,855,397

Bob	0	52.460	Dec 11, 2024	0	2,796,288
Dorrance	138,372	53.150	Dec 9, 2025	2,723,161
	119,080	65.750	Dec 12, 2026	843,086
	122,004	72.640	Dec 12, 2027	23,181
	132,436	69.390	Dec 12, 2028	455,580
	115,208	72.840	Dec 12, 2029	0
						114,765	143,456	8,358,341	10,447,927	55,183,493

Total	627,100			4,045,008	2,796,288	114,765	143,456	8,358,341	10,447,927	55,183,493

Greg	10,952	52.460	Dec 11, 2024	223,092
Braca	15,220	53.150	Dec 9, 2025	299,530
	14,032	65.750	Dec 12, 2026	99,347
	27,104	72.640	Dec 12, 2027	5,150
	36,344	69.390	Dec 12, 2028	125,023
	34,224	72.840	Dec 12, 2029	0
						80,242	100,302	5,844,007	7,305,009	2,205,226

Total	137,876			752,142	0	80,242	100,302	5,844,007	7,305,009	2,205,226

Teri	0	47.590	Dec 12, 2023	0	1,581,802
Currie	53,724	52.460	Dec 11, 2024	1,094,358
	53,220	53.150	Dec 9, 2025	1,047,370
	45,172	65.750	Dec 12, 2026	319,818
	48,792	72.640	Dec 12, 2027	9,270
	52,812	69.390	Dec 12, 2028	181,673
	76,992	72.840	Dec 12, 2029	0
						68,028	85,035	4,954,475	6,193,093	4,014,674

Total	330,712			2,652,489	1,581,802	68,028	85,035	4,954,475	6,193,093	4,014,674

(1)
Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank's January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.
(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.
(3)
Value is based on the December 31, 2019 TSX closing price for a common share of $72.83.
(4)
Represents 80% of the outstanding unvested PSUs, which is the lowest number of units determined by formula under the plan terms. However, the committee may, in its discretion, reduce or cancel outstanding unvested share units.
(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

48     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-based Awards		Share-based Awards

Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment (1) (#)	Number of Units Vested During the Year (2) (#)	Value Vested During the Year ($)

Bharat Masrani	Dec 9, 2015	186,268	3,675,068	—	—	—	—
	Dec 12, 2016	—	—	63,841	14,222	85,335	6,215,786

Riaz Ahmed(3)	Dec 11, 2014	—	—	4,766	0	5,724	416,939
	Dec 9, 2015	58,544	1,155,073	—	—	—	—
	Dec 12, 2016	—	—	20,380	4,540	27,242	1,984,289

Bob Dorrance	Dec 9, 2015	138,372	2,730,080	—	—	—	—
	Dec 12, 2016	—	—	48,352	10,772	64,631	4,707,726

Greg Braca	Dec 9, 2015	15,220	300,291	—	—	—	—
	Dec 12, 2016	—	—	16,738	3,729	22,373	1,629,679

Teri Currie(3)	Dec 11, 2014	—	—	4,766	0	5,724	416,939
	Dec 9, 2015	53,220	1,050,031	—	—	—	—
	Dec 12, 2016	—	—	18,342	4,086	24,518	1,785,860

(1)
The PSUs granted on December 12, 2016 vested and matured on December 12, 2019. Additional details are provided under the heading "PSU Payout Factor in 2019" below.
(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.
(3)
Share-based awards includes VSUs granted to Mr. Ahmed and Ms. Currie on December 11, 2014 and vested on December 11, 2019. VSUs are not paid out and will remain outstanding until the NEO retires or otherwise leaves the bank.

PSU Payout Factor in 2019

The PSUs granted on December 12, 2016 vested and matured on December 12, 2019. The PSU plan includes a performance factor which measures the bank's relative TSR for the three-year period ending October 31, 2019 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

The following diagram summarizes the calculation of the performance factor.

Based on the bank's relative three-year TSR versus the peer comparator group established at the time the award was granted, the calculated performance factor was calculated at 124.7%. However due to the cap of 120%, the performance factor applied to determine the final number of units paid out to participants at maturity was 120%. There were no unusual events that would justify an adjustment to the redemption value of maturing share units or to the final performance factor applied, as well as no recommended risk adjustment.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        49

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five fiscal year TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank's Dividend Reinvestment Plan)

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2014.

Using 2014 as a baseline, the total compensation awarded to the top five NEOs decreased 3.4%, compared to growth over the same period in adjusted net income available to common shareholders of 55% and market capitalization of 33%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (in 2014 the bank voluntarily disclosed compensation for a sixth NEO; for 2016 Ms. Johnston was CFO for only a portion of the year; and for 2017 Mr. Pedersen was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank's adjusted earnings, see note 1 on page 23 of this circular.

50     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Cost of Management Ratio

The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ billions)(2)	Cost of Management Ratio (%)

2019	35.99	12,233	0.29	136.3	0.03

2018	39.12	11,897	0.33	133.5	0.03

2017	34.02	10,273	0.33	134.9	0.03

(1)
For further information on the bank's adjusted results, see note 1 on page 23 of this circular.
(2)
Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.

ADDITIONAL DISCLOSURE

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank's compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on employee total rewards practices, alignment to financial stability board principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.

APPROACH TO EMPLOYEE TOTAL REWARDS

The bank's approach to employee total rewards reflects a consistent philosophy which is applicable to all TD employees, and is focused on delivering a total rewards offering that is market competitive, performance based, appropriately prioritizes customer needs while minimizing pressure that could lead to misconduct, and promotes fair and consistent outcomes and alignment between executives and employees. To execute against this philosophy, the bank has comprehensive and well-established total rewards programs, structures, and practices that are designed to deliver appropriate outcomes for all employees.

Examples of these programs and structures include:

•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered via recognized third party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and other support is available to people managers;

•
Performance and compensation decisions are subject to a review process, and outcomes are monitored closely;

•
All employees (based on jurisdiction and business) participate in the same benefits programs that offer choice and flexibility in selecting coverage for medical, dental and other benefits to help support colleague health and well-being; and

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        51

•
All employees (based on jurisdiction and business) are given the opportunity to participate in the same base retirement arrangements (qualified plans in the U.S. and registered plans in Canada) to support their financial well-being in retirement.

The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2019, the bank worked with a third-party provider to complete a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender. The review found that women earned more than 99 cents for every dollar earned by men in base salary and total compensation, adjusting for factors such as level, geography and role.

Role of the HRC

The HRC is responsible for monitoring the bank's total rewards strategy, plans, policies, and practices. This is reflected in formal accountabilities for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The HRC reviews design principles and governance practices, including the appropriate consideration of conduct and other risks. In addition, the committee receives updates on key total reward initiatives for front line employees, and monitors compensation outcomes to confirm alignment in approach between executives and employees. Examples of compensation outcomes and initiatives include the following:

•
Investments to ensure the bank offers a competitive total rewards package to employees, including those in entry level roles. Through these investments, minimum entry level wages have been increased by at least 35% in Canada and the U.S. since 2014;

•
Review of the business performance factors used to determine year-end incentive awards for the 40,000+ employees who participate in our large corporate incentive plans, including confirming that the factors for employees are no less than those for executives; and

•
Review of the year-end base salary increase budgets, including confirming that the budgets for employees are no less than the outcomes for executives.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES

In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.

The bank's compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 52 to 55) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.

Annual Independent Review of Alignment with FSB Guidelines

Each year the bank's internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past seven years, the conclusion of the review has been a satisfactory rating.

Alignment of Compensation with Risk Appetite

The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify, assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found beginning on page 73 of the bank's 2019 annual report. This program is aligned with the bank's risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.

52     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Risk Appetite

The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy. In setting the risk appetite, the bank's vision, purpose, strategy, shared commitments, and capacity to bear risk are all taken into account.

The core risk principles for TD's RAS are as follows:

  The bank takes risks required to build its business, but only if those risks:

    1.
    Fit the business strategy, and can be understood and managed.
    2.
    Do not expose the enterprise to any significant single loss events; TD does not "bet the bank" on any single acquisition, business, or product.
    3.
    Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and business segment level as appropriate. RAS principles are defined for each of the major risk categories below:

• Strategic Risk	• Credit Risk
• Market Risk	• Operational Risk
• Model Risk	• Insurance Risk
• Liquidity Risk	• Capital Adequacy Risk
• Legal, Regulatory Compliance and Conduct Risk	• Reputational Risk

Each principle is supported by qualitative and quantitative measures with identified thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank's RAS principles. Measures consider both normal and stress conditions and include those that can be aggregated at the enterprise level and disaggregated at the business segment level, where possible.

Performance relative to the RAS principles and measures is reported regularly to senior management, the risk committee and the board. Annually, a consolidated assessment of performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk and human resources committees. This assessment is then used by the HRC as an important input to year-end compensation decisions.

Risk Culture

The bank's risk culture starts with the "tone at the top" set by the board, CEO, and members of the SET, and is supported by the bank's vision, purpose, and shared commitments, impacting a range of processes including objective setting and performance management. The risk culture promotes the attitudes and behaviours the bank seeks to foster where the only risks taken are those that can be understood and managed.

Ethical behaviour is a key component of the bank's risk culture. The bank's Code of Conduct and Ethics (the Code), which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.

To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        53

1. Incentive Plan Design

A key executive compensation principle is to design incentive plans that do not encourage risk taking behaviour beyond the bank's ability to manage it. This includes incorporating appropriate risk balancing mechanisms in incentive plans (e.g. deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk taking.

To verify there is appropriate consideration of risk, the incentive plan design process for all material incentive plans (including the Executive Compensation Plan) involves having revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions confirming the proposed design does not create an incentive for risk taking beyond the bank's risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.

2. Aggregate Award Pool

As discussed in the section titled "How the Executive Compensation Plan Works" on page 28, the aggregate award pool available each year for plan participants is based on internal measures and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the incentive pool, and there is no limit on potential reductions. Thus, year-end incentive awards (both cash and equity) for all participants may be reduced to zero.

The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank's risk-adjusted performance, as appropriate.

3. Individual Awards

To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management, Code of Conduct and Ethics, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual by individual basis and is supported by a comprehensive enterprise-wide process under which risk, control and misconduct related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or incentive compensation are made as appropriate.

As part of the process, a summary of the events identified is reviewed with the group head responsible for HR, the group head and general counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.

4. Reduction, Forfeiture, and Clawback of Incentive Compensation

After incentive compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align incentive compensation with risk adjusted performance over time.

A significant portion of incentive compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.

Supporting this process, each year the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD's control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board's risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.

In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in partial forfeiture of awards if an individual is terminated without cause, and full forfeiture of awards if an individual resigns or is terminated for cause.

54     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

All variable compensation awards under the Executive Compensation Plan are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36 month look-back period.

In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:

•
Breaching the TD Code of Conduct and Ethics;

•
Breaching employment or post-employment duties or obligations to TD;

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.

Share Ownership Requirements

In order to support the alignment of interests between the bank's executives and long-term shareholders, senior executives are subject to SOR. Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive.

If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive's SOR under the policy has been met.

Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value for shareholders following their departure.

Refer to pages 41 to 46 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.

Anti-Hedging/Anti-Pledging

To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank's trading policies from the following:

•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e., a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.

Independence of Control Functions

To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        55

MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.

To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank's Code), can make decisions which impact the risk exposure of the bank in excess of $50 million.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank's approach to executive compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank's management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 192 material risk takers identified in 2019 and 195 material risk takers identified in 2018, in each case excluding the NEOs.

2019 Compensation Awards

The following table summarizes the total value of compensation awarded to material risk takers in respect of 2018 and 2019. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	2018		2019

(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers

Fixed Compensation
Salary(1)	4.6	62.5	4.7	66.5

Variable Compensation Awards
Cash Incentive (non-deferred)	8.8	122.8	8.8	109.1
Share Units (deferred)	15.1	104.5	14.7	93.8
Stock Options (deferred)	8.3	19.9	6.1	19.5
Other Deferred Incentive(2)	0.0	4.6	0.0	3.4

Other
Guaranteed Awards(3)	0.0	3.2	0.0	0.5
Sign on Awards(4)	0.0	8.9	0.0	7.9
Severance Paid(5)	0.0	8.3	0.0	12.8

(1)
Salary is the annual salary as at October 31.
(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.
(3)
One individual identified as a material risk taker received a guaranteed award in 2019 versus one in 2018. This individual was a new hire, and, consistent with bank policy, the guarantee was in respect of the first year of hire only. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.
(4)
Seven individuals identified as material risk takers received sign-on awards in 2019 versus ten in 2018. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.
(5)
Nine individuals identified as material risk takers received severance payments in 2019, of which the single highest severance amount paid was $3.4 million versus eleven in 2018 with a highest severance amount paid of $1.4 million.

56     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2018(1)		2019(1)

(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers

Unvested
Share Units	40.6	311.1	45.5	312.2
Stock Options	7.5	24.8	5.0	13.2
Other Deferred Incentive(2)	0.0	9.7	0.0	8.9

Vested
Share Units	89.1	161.8	100.1	171.0
Stock Options	29.4	83.9	35.7	76.2
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0

Paid during calendar year
Share Units	19.3	171.4	16.3	123.8
Stock Options	8.3	33.9	9.3	30.8
Other Deferred Incentive(2)	0.0	4.9	0.0	4.3

(1)
Based on the TSX closing price of a common share on December 31, 2019 of $72.83, and on December 31, 2018 of $67.86.
(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).

Adjustments to Deferred Compensation

The bank's equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank's risk appetite. To support this potential reduction, at year-end, the CRO completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board's risk and human resources committees. Following the 2019 review, no such adjustments were made.

RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Ahmed, and Ms. Currie participate in a supplemental executive retirement plan called the Executive Benefit Plan, which provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive's level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•
Mr. Braca participates in the TD 401(k) Retirement Plan, a defined contribution registered plan.

•
Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        57

Executive Benefit Plan

The bank offers each of its NEOs, other than Mr. Dorrance and Mr. Braca, an unfunded executive benefit plan that includes a portion of the executives' incentive compensation. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives' total bank pension is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled "Pension Arrangements for Mr. Masrani"), Mr. Ahmed, and Ms. Currie.

Pension Formula	The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive's total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank's registered pension plans.

For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani's total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings	The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:

•

salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and salary at October 31, 2015 for service thereafter (maximum of 30 years in total); or

•

pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•

salary with no inclusion of incentive (maximum of 35 years).

•

actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Retirement Age	63

Vesting Requirements	Five years of Executive Benefit Plan participation.

Reduction for Early Pension Commencement	The portion of the executive's pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.

Form of Pension	The portion of the executive's pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations	The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

58     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The NEOs, with the exception of Mr. Dorrance and Mr. Braca, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani, Mr. Ahmed, and Ms. Currie.

Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).

Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.

Average Government Limit	The average of the last five years' maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.

Member Contributions	4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $19,641, in 2019. All NEOs who are active participants in the plan make contributions at the maximum level.

Retirement Age	63

Reduction for Early Pension Commencement	Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree's death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2019, the maximum pension is $3,026 per year of membership.

TD 401(k) Retirement Plan

TD Bank, America's Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:

Participating NEOs	Mr. Braca

Provisions	The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2% – 6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member's account balance.

Retirement Age	65

PENSION ARRANGEMENTS FOR MR. MASRANI

Mr. Masrani's pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani's CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government's Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani's total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani's ability to earn credited service was revised to allow him to earn up to 35 years of credited service, consistent with other Canadian employees and executives who participate in the bank's defined benefits plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        59

ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2018 to October 31, 2019.

	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at	2019	2019 Non-	Accrued Obligation at
Name	October 31, 2019(1)	At Age 65	October 31, 2019	At Age 65(2)	October 31, 2018(3)(4)	Compensatory Change(5)	Compensatory Change(6)	October 31, 2019(3)(4)

Bharat Masrani(7)	33	34	$1,172,000	$1,322,400	$16,845,500	$907,300	$3,395,100	$21,147,900

Riaz Ahmed	23	31	$465,700	$610,600	$5,837,700	$256,900	$1,381,800	$7,477,400

Teri Currie(8)	19	29	$399,000	$577,900	$4,540,600	$240,000	$1,240,900	$6,021,500

(1)
Represents credited service (rounded to the nearest whole year) for the NEO's executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 33 years for Mr. Masrani, 23 years for Mr. Ahmed, and 19 years for Ms. Currie. Mr. Masrani's credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.
(2)
The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.
(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.
(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the bank's audited consolidated financial statements for the year ended October 31, 2019.
(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.
(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.
(7)
Mr. Masrani's accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada's exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada's exchange rate at October 31, 2014 (C$1.1271 = US$1.00). Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives.
(8)
Ms. Currie was granted, as a term of her employment, an additional four years of service for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Currie's benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Currie with a competitive pension at retirement age, which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION

Name	Accrued Obligation at October 31, 2018	2019 Compensatory Change(1)	Accrued Obligation at October 31, 2019

Greg Braca(2)	$807,851	$26,721	$976,722

(1)
Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer, Mr. Braca.
(2)
Mr. Braca's compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.3294 based on WM/Reuters.

60     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

TERMINATION AND CHANGE OF CONTROL BENEFITS

Calculation of Termination Benefits

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO's age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:

•
termination date of December 31, 2019;

•
the December 31, 2019 TSX closing price for a common share of $72.83; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2019.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)

Bharat Masrani
Deferred compensation (equity)	0.0	18.9	0.0	(32.6)	0.0
Annual pension payable	0.0	0.0	0.0	(1.0)	0.0
Severance	0.0	0.0	7.0	0.0	7.0
Total	0.0	18.9	7.0	(33.6)	7.0

Riaz Ahmed
Deferred compensation (equity)	0.0	5.0	0.0	(6.2)	0.0
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	3.6	0.0	3.6
Total	0.0	5.0	3.6	(6.6)	3.6

Bob Dorrance
Deferred compensation (equity)	0.0	11.8	0.0	(2.7)	0.0
Annual pension payable	N/A	N/A	N/A	N/A	N/A
Severance	0.0	0.0	6.8	0.0	6.8
Total	0.0	11.8	6.8	(2.7)	6.8

Greg Braca
Deferred compensation (equity)	0.0	7.5	0.0	(2.6)	0.0
Annual pension payable	0.0	0.0	0.0	0.0	0.0
Severance	0.0	0.0	5.2	0.0	5.2
Total	0.0	7.5	5.2	(2.6)	5.2

Teri Currie
Deferred compensation (equity)	0.0	6.7	0.0	(2.6)	0.0
Annual pension payable	0.0	0.0	0.0	(0.3)	0.0
Severance	0.0	0.0	4.3	0.0	4.3
Total	0.0	6.7	4.3	(2.9)	4.3

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the deferred compensation plans.
(2)
Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.
(3)
In the event of termination without cause within the vesting period that occurs within 24-months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        61

Treatment of Termination Benefits

The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.

Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control

Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases

Incentive Compensation	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award

Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Entitled to a pro-rata share based on the number of full 12-month periods since the award date. Units mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date

Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(1)	Vested stock options and those that vest within 90 days may be exercised within 90 days. A pro-rata share (based on the number of full 12-month periods since the award date) of unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination

DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination

VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	Entitled to a pro-rata share based on the number of full 12-month periods since the award date, subject to compliance with conduct provisions. If termination occurs after vesting period, VSUs will be redeemable upon termination	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination

Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

A 'change of control' occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank's deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.

62     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 — Information Circular and Section 613 (Security Based Compensation Arrangements) of the TSX Company Manual.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank's 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of December 31, 2019, aggregate information for the bank's 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2019 was 1,813,161,165.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)

Equity Compensation Plans	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number

Equity compensation plans approved by securityholders

2000 Stock Incentive Plan	0.78%	14,145,209	$60.25	0.77%	14,000,398	1.55%	28,145,607

Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—

Total	0.78%	14,145,209	$60.25	0.77%	14,000,398	1.55%	28,145,607

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        63

Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 35. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.

Exercise Price	The exercise price is equal to the closing price of the bank's common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights	Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options	Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant's or spouse's personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances	• Termination for Cause — Stock options are forfeited.
Under Which an Individual is No Longer Entitled to Participate

•

Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. A pro-rata share of unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

• Retirement — Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).
• Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•

Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

• Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

64     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Plan Amendments	Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
	(i)	an increase in the number of shares reserved under the plan;
	(ii)	a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;
	(iii)	an extension of the original stock option expiry date;
	(iv)	re-introduction of non-employee directors as being eligible for new award grants under the plans;
	(v)	a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
	(vi)	any amendment to remove or to exceed the insider participation limit set forth in the "Award Grant Limitations" section of the Plan; and
	(vii)	any amendment to the amendment provisions set forth in section 14.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank's stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants	Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate

The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2019:

Rate	Description	2019	2018	2017

Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.70%	0.72%	0.77%

Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.59%	1.70%	1.85%

Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.12%	0.10%	0.11%

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        65

SHAREHOLDER PROPOSALS

The following three proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposals A and B were submitted by Mouvement d'éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3. These proposals were submitted in French and translated into English by the bank.

Proposal C was submitted by SumOfUs, an advocacy organization and online community that is registered in the District of Columbia, U.S., as a joint proposal on behalf of Helen Armstrong, Alex Inselberg, Dawn-Rae McLaren, Robert Peter Milroy and Leonard Seidman, each of whom is a shareholder of the bank, for consideration at the meeting.

Proposal A

Disclosure of the Equity Ratio

It is proposed that the Bank disclose the compensation ratio (equity ratio) used by the compensation committee in its compensation determination exercise.

Argument

Since its inception, the MÉDAC has made proposals so that shareholders are assured that the Bank CEO's compensation is based on the value it creates while being reasonable and socially acceptable. One of the tools for informing shareholders on the achievement of such a goal is the compensation ratio or the relationship between the CEO's total compensation and an employee's median remuneration, which we call the equity ratio. Last year, our proposal received an average support rate of 6% from the six major Canadian banks and 10.51% from the Laurentian Bank of Canada.

In the United States, this disclosure has been mandatory for a year and according to a comment by an executive of Willis Towers Watson, Jim Kohler:

  "We believe this is a golden opportunity for employers to begin a dialogue with not only employees but also customers, investors and the media about pay positioning and pay transparency. In fact, we are working with several companies on developing a communication road map to guide them through the process(1)."

Given that it is reasonable to assume that your compensation committee uses the equity ratio as an information element in determining the compensation of the CEO and the senior executives, we request that the board of directors agree to disclose this information in the next Management Proxy Circular and its Environmental, Social and Governance (ESG) Report.

As with the information available to determine whether the CEO's and senior executives' compensation is aligned with our financial interests, this transparency initiative on the equity ratio would allow shareholders and stakeholders to assess whether employee compensation is evolving along the same lines as that of its senior executives, with employees other than the executives also contributing to the organization's performance. It would also allow them to determine whether the compensation granted to their chief executive is socially acceptable and will not have a negative effect on its reputation.

(1)
http://hrdailyadvisor.blr.com/2017/10/11/biggest-challenge-ceo-pay-ratio-disclosure-rule/

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The HRC is responsible for ensuring that the bank's compensation policies at all levels of the organization are designed and administered to provide market-competitive compensation aligned with shareholder interests, incorporating business and individual performance as well as incenting behaviour consistent with the bank's risk appetite and Code of Conduct and Ethics. As part of this mandate, the HRC sets the bank's executive compensation strategy with a view to attracting, retaining and motivating high-performing executives to create sustainable value for shareholders over the long term.

Further, the HRC is accountable for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The board and senior management recognize that the

66     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

performance and engagement of all the bank's employees, whether in customer facing or support roles, will continue to be a key determinant of the bank's competitive position. Accordingly, as part of its mandate, the HRC receives updates on key total rewards initiatives for front line employees, and the key processes and practices that have been established to deliver on the bank's total rewards philosophy, which includes providing programs for all employees and executives that are competitive within the market and are aligned with business and individual performance. To this end, the HRC has overseen various initiatives targeted at achieving alignment in approach regarding executives and employees, including investments that have increased minimum entry-level wages by at least 35% in Canada and the U.S. since 2014.

With a view to meeting the objectives described above for both executive and broader employee compensation, the HRC has considered the utility of incorporating a vertical pay ratio into its compensation decision-making but has concluded that the ratio results can vary significantly based on the business mix, employee base and geographies of operations of a particular organization. Accordingly, the HRC does not consider a vertical pay ratio to be a meaningful tool and does not use it for compensation decision-making. As a result, disclosure of the ratio would not contribute to a shareholder's ability to assess the bank's approach to compensation and would not improve the bank's existing disclosure about compensation and the HRC's practices.

This proposal is substantially the same as a proposal submitted by MÉDAC to the bank's 2019 annual shareholder meeting, which proposal received 94.4% of votes against and 5.6% of votes in favour.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal A.

Proposal B

Diversity Target

It is proposed that the Bank set a target of more than 40% for the composition of its Board of Directors for the next five years.

Argument

For several years, Canadian banks have paved the way for greater representation of women on their boards of directors and as senior executives. They have developed policies and put in place means to ensure greater gender diversity. However, none of the major Canadian banks have reviewed their board female representation objectives since the adoption of National Instrument 58-101 — Disclosure of Corporate Governance Practices in 2014. It should be noted that this instrument requires the majority of Canadian issuers listed on the Toronto Stock Exchange to disclose whether or not they have set a target number or percentage of women to be on their boards of directors. The following table summarizes the situation well:

Bank	% of female representation among independents	Target

BMO	36%	At least 33% — both sexes

BNC	38%	At least 33% — women

CIBC	50%	At least 30% — both sexes

Scotia	46%	At least 30% — both sexes

Royal	46%	At least 30% — women

TD	38%	At least 30% — both sexes

As banks often serve as a beacon of good governance for small and medium-sized enterprises, failure to update the target may suggest that this objective is the ideal to achieve. However, it is well known that there are more competent women than positions to fill and that different stereotypes and biases have hindered their entry into such positions. In this context, it is therefore proposed that the Bank review its diversity policy to increase the minimum representation of both sexes on its board to 40 per cent.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        67

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Diversity is a key priority for TD and the bank is committed to expanding leadership opportunities for women within the bank, including by increasing the level of representation of women on our board. We are proud that five of the 12 independent director nominees standing for election at this meeting are women (representing 41.67% of independent members of our board). The bank's current target of at least 30% for both genders is a minimum requirement and, as evidenced by this year's nominees, this target does not limit us from having a higher percentage of women on our board.

The bank takes a holistic view of diversity that considers not just what is being done at the board and executive officer levels but also what is being done to promote diversity at other levels of the bank. The bank strives to build a pipeline of diverse talent that will facilitate increasing diversity at the executive and, ultimately, board levels through recruitment, training, education and mentoring initiatives. We are proud of the progress we have made and have been recognized on several external benchmarks, including being listed on the 2019 Bloomberg Gender-Equality Index, which distinguishes companies committed to transparency in gender reporting and advancing women's equality.

Our board gender representation targets have been arrived at with a view to demonstrating the bank's commitment to gender diversity while leaving flexibility so that, at all times, the board has the requisite skills and experiences to discharge its responsibilities; meets the Bank Act requirements for director residence; and has an appropriate tenure profile. The current 30% target is a threshold, and not the maximum percentage for which we aim, and the record shows that this threshold has not constrained recruiting. The bank has for some time exceeded the 30% threshold and, as can be seen by the current slate of nominees, continues to do so.

Given the size of the bank's board, the withdrawal of a single director from our group of 12 independent nominees would change the gender representation of the remaining directors by over 8%. This sensitivity provides an incentive for the bank to aim for a representation which, at all times, exceeds the threshold by a margin that will accommodate an unexpected event.

As for the proposal's contention that the threshold "may suggest [to small and medium-size enterprises] that this objective is the ideal to achieve", we believe that the example the bank sets should be taken from what it does, rather than the stated threshold. Accordingly, we believe that the current policy (when looked at in the context of the bank's performance) provides the bank with an appropriate degree of flexibility without compromising its commitment to gender diversity.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal B.

Proposal C

Targets for Reduction of Greenhouse Gas Emissions via Underwriting and Lending Activities

Resolved:

Shareholders request that The Toronto-Dominion Bank ("TD" or the "Company") adopt company-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions associated with the Company's underwriting and lending activities, and issue an annual report, at reasonable cost and omitting proprietary information, discussing its plans and progress towards achieving these targets.

Supporting Statement:

TD says that the "risks stemming from environmental issues and circumstances ... include: regulatory, strategic, financial, operational, and reputational risks." However, long-term shareholders of TD are exposed to these risks as TD is the second biggest funder of fossil fuel activities in Canada and the 8th biggest in the world.(1)

Governor Poloz of the Bank of Canada said in 2019, "The importance of climate-related issues for financial stability and monetary policy have become increasingly clear. This is particularly true for Canada, where resources play a vital role in our economy and where the natural environment is a defining feature of our national identity."

The Intergovernmental Panel on Climate Change recently underscored the harm of climate change, announcing that "rapid, far-reaching" changes are necessary to avoid disastrous levels of global warming; net emissions of carbon dioxide must fall 45 percent by 2030, reaching "net zero" by 2050.

68     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Banks' financing choices have a major role to play in promoting these goals. Bank underwriting activities allow carbon-intensive industries and projects to raise significant amounts of external capital. Lending can enable the purchase or creation of long-lived fossil fuel assets whose operation thwarts the achievement of climate goals.

TD is a reporting institution of the Task Force on Climate-Related Disclosures (TCFD) which says, "Now more than ever it is critical for companies to consider the impact of climate change and associated mitigation and adaptation efforts on their strategies and operations and disclose related material information. Companies that invest in activities that may not be viable in the longer term may be less resilient to risks related to climate change; and their investors may experience lower financial returns. Compounding the effect on longer-term returns is the risk that present valuations do not adequately factor in climate-related risks because of insufficient information. As such, investors need better information on how companies — across a wide range of sectors — have prepared or are preparing for a lower-carbon economy; and those companies that meet this need may have a competitive advantage over others."

Proponents believe establishing time-bound, quantitative reduction targets for GHG emissions associated with the bank's lending and underwriting activities would serve to align new and existing initiatives, mitigate risk, and enhance shareholder value.

We urge shareholders to vote FOR this proposal.

(1)
"Top investment banks provide billions to expand fossil fuel industry," The Guardian, October 13, 2019 at https://www.theguardian.com/environment/2019/oct/13/top-investment-banks-lending-billions-extract-fossil-fuels and "Banking on Climate Change," Rainforest Action Network, at https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank has a long-standing and clear commitment to a low-carbon future, with industry-leading investments and initiatives which continue to evolve and expand. However, we believe that the transition to cleaner energy will take place over time as the mix of conventional and renewable sources gradually changes. We also believe that economic growth and environmental sustainability are intrinsically linked and that it is imperative that TD, as a leading Canadian financial institution, play a positive role in fostering both in Canada.

The industry standard for measuring a company's greenhouse gas (GHG) emissions can be broadly categorized as emissions within a company's direct control and emissions that are associated with, but not directly controlled by, the company. With regards to GHG emissions within the bank's direct control, TD has set GHG targets for its own operations, and has been a carbon-neutral bank since 2010. With regards to GHG emissions associated with the bank's business activities, we understand the important role the bank plays in supporting investments to assist the responsible transition to a low-carbon economy through the reduction of GHG emissions in the short- and long-term. The bank incorporates and considers environmental and social risks and impacts, including leading global principles and practices (such as the Equator Principles) in its credit risk management procedures, and applies such standards in its credit and lending practices in the Wholesale Banking and Commercial Banking businesses. Furthermore, the bank is committed to supporting the low-carbon economy by targeting $100 billion in low-carbon lending, financing, asset management and implementation in other internal corporate programs by 2030.

As indicated above, we believe that a transition to a low carbon economy is underway and the bank has demonstrated by its actions that it is committed to actively supporting that transition. However, based on our own work and our participation in industry working groups, both of which involve significant data-intensive analysis, we believe there remains a wide range of possible and probable outcomes in terms of timing and shape of the transition to the low carbon economy. Accordingly, given the state of uncertainty on how that will develop, we do not believe that the bank can responsibly commit to the type of quantitative, time-bound targets which the proposal requests. We believe that the bank can best meet its responsibilities to its various stakeholders by adhering to its commitment to actively participate in the transition as it plays out; monitoring the evolution of the economy and industry best practices; and evolving the bank's policies and practices so as to remain at the forefront of financial institutions in this regard.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal C.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        69

MEDAC submitted an additional proposal that it withdrew after discussions with the bank. This proposal was submitted in French and translated into English by the bank. MEDAC requested that the bank include the text of this proposal and the bank's response thereto in the circular.

Competitiveness and privacy

It is proposed that the Board of Directors inform shareholders of the investments the Bank intends to make over the next five years in order to update its IT systems to increase competitiveness while ensuring better privacy.

Argument

In a recent PWC report on banks, the president and CEO of the Canadian Bankers Association mentioned that most banks are equipped with old systems. To exploit the potential of artificial intelligence and to add its possibilities to old systems is obviously very complex, both in terms of designing solutions and offering them on the market. This is a worrying development since antiquated systems make the bank more vulnerable to cyber attacks and reduce its agility to explore the full potential of artificial intelligence.

Recognizing the sensitivity of such information, we ask as shareholders and consumers of financial products that the following information be disclosed:

•
The amounts that will be invested in the coming years to modernize the systems;

•
Human capital development investment that will be deployed to ensure human resources can adapt to these new technologies;

•
the means used by the bank in supporting clients in the event of theft of personal information including:

–
Monitor Equifax's credit file and alert when significant changes are observed to their credit score, indicating unusual transactions.

–
Internet scan to detect the presence of some of the member's personal information on suspicious websites.

–
Identity Restauration: take over the steps to restore identity if a member is a victim of identity theft.

We believe that disclosure of such information would strengthen both shareholders and clients in their dealings with the Bank.

The Bank's Response to this Proposal

The bank's key priorities include investing in our business and infrastructure to keep pace with evolving customer expectations, regulatory requirements and cyber risks. Virtually all aspects of the bank's businesses and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities. As the digital landscape evolves, the bank will continue to invest in technology and talent so we can deliver on differentiated and innovative experiences that our customers can rely on. Furthermore, the bank actively monitors, manages, and continues to enhance its ability to mitigate cyber security risks. During 2019, a number of cyber events targeting other financial institutions were disclosed or were subject to media coverage, making for a challenging year in the cyber security area for the financial industry. As part of our assessment of cyber security risks, we learn from public incidents including, for example, cyber and privacy breaches of other financial institutions that are made public, and through ongoing threat intelligence so that we continue to prioritize our cyber investments appropriately.

The bank discloses various key initiatives and investments that are designed to meet customers' evolving expectations and to deliver meaningful innovations that help protect assets and safeguard customers' privacy, security and trust. For example, in 2019, the bank announced the opening of the TD Fusion Centre, a 9,000 square foot state-of-the art facility in Toronto, which is an operation hub focused on improving detection and prevention of enterprise threats, proactively identifying new threats and better enabling an incident response capability for the enterprise.

70     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Similarly, in 2018, the bank announced that it will become a founding corporate member — and the first Canadian bank — to join the Canadian Institute of Cybersecurity, a hub of cybersecurity research and collaboration at the University of New Brunswick. This hub will, among other things, support the education and training of more cyber specialists in Canada, which supports the bank's focus on investing in technology talent. In addition, the bank makes information available online about the measures that we take to keep our customers' online and mobile transactions as safe as possible, including, for example, in "Your TD Online and Mobile Security Guarantee", available at www.td.com.

The HRC oversees the bank's leadership development and talent planning including the identification of critical capabilities, and the development of talent plans that are consistent with the bank's long-term strategic objectives. In particular with regard to the bank's technology-focused strategic objectives, the bank's human resources team has designed talent plans with a view to providing the bank with the talent needed in specialist areas, including cyber talent.

In addition, the Risk Committee of the board oversees the bank's cybersecurity program, including with respect to the bank's cybersecurity controls, testing and resiliency plans and strategies.

Given the sensitivity and strategic nature of our technology, data, cyber threat and human capital investments and strategies and our resiliency plans, a thoughtful approach to public disclosure is required. Our public disclosure objective is to effectively communicate to customers and investors information about these subjects which is material to them, taking into account other considerations and interests of the bank, including the security of customer information.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        71

CORPORATE CITIZENSHIP AND ESG AT TD

"Corporate citizenship and ESG are key parts of TD's strategy and are managed within a governance structure that balances broad engagement across the organization, while also providing line-of-sight accountability. We take an integrated approach to ESG, focusing on both opportunities and risks across our business."

Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group

2019 ESG Performance Highlights

Global Recognition

•

TD is listed on the Dow Jones Sustainability World Index for the sixth year in a row — and remains the only Canadian bank to be included.

•

TD maintained an A– score on the CDP, the global disclosure system for managing environmental impacts. TD is Canada's highest scoring bank.

•

TD is included on the Bloomberg Gender Equality Index for the third consecutive year.

Environment

•

TD was the first Canadian bank to set a bold target to finance the transition to the low-carbon economy. We are targeting $100 billion, in total, in low-carbon lending, financing, asset management and internal corporate programs by 2030. Our contribution since 2017 is over $43 billion.

•

TD is playing an integral role in the growth of the green bond market, which is helping to direct capital toward the transition to a low-carbon economy. Since 2010, TD has underwritten over $21 billion in green bonds.

•

TD actively participates in the global dialogue to address climate risk through the Canadian Banking Association, the Canadian Standards Association and the United Nations Environment Programme Finance Initiative groups focused on lending, investing and insurance. TD Insurance convened a National Advisory Council on Climate Change.

•

TD invests in clean technology (cleantech) as a means to elevate technologies to accelerate the transition to the low-carbon economy. For example, TD is an early investor in ArcTern Ventures' cleantech Fund II and a sponsor of Ontario's first cleantech accelerator program, TD Sustainable Future Lab, based in Waterloo, Ontario.

Social

•

We provide our colleagues with work that matters, opportunities beyond expectation and inspiring leadership. In 2019, we invested $86 million in employee training and development and distributed over $11 billion in compensation and benefits.

•

We invest in our communities through the TD Ready Commitment, targeting $1 billion in philanthropy by 2030. In 2019, TD provided $126 million to support non-profit organizations across North America and the U.K. (up from $116 million in 2018.)

•

89% of our employees agreed that TD is doing the right things to make a positive impact in the communities in which it does business, up 2% from the year before.

•

We are committed to helping customers achieve their financial goals and listening to their feedback. In 2019, over 1 million customers provided feedback to TD, which helps us improve our performance.

72     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Governance

•

Customer experience and colleague experience are two of the metrics used to evaluate business performance under the Executive Compensation Plan in 2019 and have a direct impact on the determination of variable compensation for executives. In addition, individual performance is assessed against a number of programs and principles which reflect and support the achievement of the bank's ESG goals (refer to page 36 for details.)

•

The continuing education program for directors includes in-depth sessions on different business, economic, enterprise, and regulatory topics. Some examples of these sessions in 2019 included emerging technologies, environmental risk and cyber risk.

•

The bank is committed to proactive, open and responsive communication. As part of that commitment, the bank's directors periodically meet with certain shareholders and governance stakeholders to discuss the bank's long-term strategic positioning and board governance of important ESG matters.

•

All eligible TD employees and Directors are required to complete TD's comprehensive Code of Conduct and Ethics training, contributing to the successful customer relationships that set TD apart.

•

TD is a corporate member of the Canadian Institute for Cybersecurity (CIC), a hub for cyber technology, research and collaboration based at the University of New Brunswick.

•

TD enhanced its governance on Environmental and Social (E&S) risk, including climate risk, through the formalization of a new E&S risk function under Operational Risk Management. In 2019, climate risk was identified as a top and emerging risk for the bank.

TD's 2019 ESG Report will be publicly available in March 2020 at td.com/esg.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        73

DIRECTORS' AND EXECUTIVE OFFICERS' INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank's directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank's Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank's Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule A — Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors' and officers' liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, including its majority-held subsidiaries and entities over which the bank has a controlling influence, and independent entities including TD Ameritrade for which they acted as directors or officers, or in a similar capacity, at the bank's request. This insurance has a dedicated policy limit of $500 million per claim and in the aggregate for the term ending May 1, 2020. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors' and officers' liability insurance are approximately $2 million.

DIRECTORS' APPROVAL

The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.

Scott Fixter Vice President, Legal and Corporate Secretary

74     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

SCHEDULE A
CORPORATE GOVERNANCE

POLICIES AND PRACTICES

Our board and management believe that sound corporate governance practices contribute to the effective management of the bank and to achieving the bank's strategic and operational plans, goals and objectives.

The board's corporate governance 'policies, principles and practices focus on the board's responsibilities to the bank's shareholders and other relevant stakeholders and on creating long-term shareholder value. The corporate governance committee reviews them at least annually and recommends amendments to the board for consideration and approval. The board's governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines (www.td.com/governance). The bank's corporate governance policies and practices comply with the Canadian Securities Administrators' National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI's Corporate Governance Guideline.

Although they do not all directly apply to the bank, these policies, principles and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.

Visit the bank's website for additional governance information, including:

• Code of Conduct and Ethics (the Code) • Disclosure Policy • Director Independence Policy • Proxy Access Policy • Majority Voting Policy	• Position Description for Directors • Position Description for the Group President and CEO • Charters of the board and its committees, the Board Chair, and the chairs of the committees.

BOARD OF DIRECTORS

Our board is independent. Of the 13 nominees proposed for election, 12 (92%) are "independent" under the bank's Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not "affiliated" under the Bank Act.

Director Independence

To be effective the board must operate independently of management. To that end, all but one of the bank's directors and all committee members are independent — Bharat B. Masrani, Group President and CEO, TD Bank Group, is not considered to be "independent" under the policy or the CSA Guidelines and is "affiliated" under the Bank Act because of his position. The balance of the Board are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.

The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.

Detailed information on director nominees proposed for election this year is provided in the "Director Nominees" section of this circular.

How the Board Determines Independence

The board has a robust annual process to evaluate director independence and to meet its goal of having a large majority of the board comprised of independent directors. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine if a director has a "material relationship" with the bank that would compromise their independence, the corporate governance committee considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that their spouses, children, principal business affiliations and any other relevant individuals may have, and considers whether the director could reasonably be expected to be objective about management's recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships.

The corporate governance committee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        75

considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•
the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2019, 51 in-camera sessions were held;

•
the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•
the non-management directors must annually appoint a strong, independent board chair with a clear mandate to provide leadership for the independent directors; and

•
the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy

In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Other than as members of the board of the bank or as designees of the bank on the board of directors of TD Ameritrade Holding Corporation (TD Ameritrade), no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. There are currently no board interlocks.

Four of the nominees proposed for election, Mses. Karen Maidment and Irene Miller and Messrs. Brian Levitt and Bharat Masrani, are members of the board of directors of TD Ameritrade. As at December 31, 2019, the bank owned approximately 43.28% of TD Ameritrade. TD Ameritrade and the bank are party to a stockholders agreement, under which the bank has the right to designate up to five of TD Ameritrade's twelve-member board of directors depending on its ownership position in TD Ameritrade.

Board Chair

The Board Chair is Brian Levitt. Mr. Levitt has been the Board Chair since January 1, 2011. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank's corporate governance. The Board Chair's key responsibilities are set out in the bank's Charter of the Chair of the Board (www.td.com/governance/charters.jsp). The chair:

•
must be independent and appointed annually by the non-management directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the Bank's shareholder engagement practices, meets with shareholders, regulators and other interested parties on matters core to the board's mandate, and attends public events on behalf of the bank;

•
is also the chair of the corporate governance committee and a member of the human resources committee;

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank's regulators, independent of management, to engender trust and confidence in the quality of the board's governance and oversight of the bank. In 2019, the Board Chair met, both alone and with one or more of the committee chairs, seven times with representatives of the bank's regulators. The Board Chair's and committee chairs' involvement in these meetings includes preparation as well as attendance and spans all of the bank's various businesses and the jurisdictions in which they are carried out.

For more information about the bank's Board Chair, Mr. Levitt, see the "Director Nominees" section of this circular or the bank's website at www.td.com/governance/chair.jsp.

76     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Shareholders' Meetings

The Board Chair is responsible for chairing and is available to answer questions at the bank's annual shareholders' meetings. Directors are expected to attend annual shareholders' meetings. Last year, all of the director nominees then standing for election attended the annual shareholders' meeting in Toronto.

BOARD MANDATE

Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank's other key stakeholders and interested parties, including the bank's employees, customers, regulators, communities and the public at large.

The board's responsibilities are set out in its charter and include the following:

•
supervision of the management of the business and affairs of the bank;

•
approval of the bank's strategy and major policy decisions — the board must understand and approve the bank's strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank's enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and that a risk appetite statement is in place to inform and serve as a basis for assessing performance relative to its risk appetite;

•
evaluation, compensation, talent development and succession — the board must be satisfied that there are processes in place to identify, evaluate and develop the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank's long-term success;

•
oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank's assets; and the board must also be satisfied that the bank's risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite;

•
disclosure of reliable and timely information to shareholders — the board must be satisfied that it is providing shareholders with the right information; and

•
effective board governance — the directors must function effectively as a board in order to meet its responsibilities; the board needs to be comprised of strong members with the appropriate skills and experience, and the right information.

The board's charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board's charter by contacting TD Shareholder Relations (contact information is provided on page 95 of this circular).

Our employees and officers execute the bank's strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank's financial statements prior to release to shareholders.

Strategic Planning

The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank's annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), and major capital expenditures, and monitoring adequate levels of capital and liquidity. The board assesses the bank's major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. In addition to reviewing and discussing the bank's strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        77

The bank's strategy is to be the premier Canadian retail bank, a peer-leading U.S. retail bank, and a leading North American franchise-based wholesale business.

Risk Management

The board oversees the bank's risk culture and approves and oversees frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank's businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank's enterprise risk framework. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank's enterprise risk appetite statement and satisfies itself that the bank has appropriate frameworks and policies in place to manage its key risks. In addition, the risk committee has been delegated authority to oversee the bank's crisis management, recovery and resolution plans as required by applicable regulatory requirements. See the "Managing Risk" section of the bank's 2019 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.

Capital and Liquidity Oversight

The board oversees the bank's capital adequacy and management, including by annually reviewing and approving the bank's Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations. The board also oversees the implementation of the bank's liquidity and funding frameworks and policies and annually reviews the bank's liquidity and funding plans.

Corporate Responsibility for Environmental and Social Matters

The corporate governance committee oversees the bank's global corporate citizenship framework and reviews and assesses the bank's strategy, performance and reporting on corporate responsibility for environmental and social matters. Each year the committee reviews the bank's Environmental, Social and Governance Report (https://www.td.com/ca/en/about-td/for-investors/economic-social-governance-reporting/) and receives periodic updates on environmental and social trends, best practices and the bank's relative performance. In addition, management reports periodically to the risk committee on the bank's approach to environmental and social risk management, including climate-related risks. The board receives periodic reports on pertinent environmental and social matters affecting the bank.

Succession Planning

The board and its human resources committee are responsible for succession planning for the senior leadership of the bank and for overseeing the bank's talent management strategy. This includes identifying potential succession candidates for the role of CEO, reviewing and approving the succession plans for senior executive positions and the heads of control functions, at least annually being satisfied that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication

The corporate governance committee must satisfy itself that the bank communicates effectively, both proactively and responsively, with shareholders, other key stakeholders (such as employees, customers, regulators, and communities), and the public at large. The bank's Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank's commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls and procedures, and any disclosure issues that may have arisen in the past year.

The board or appropriate committees also review and/or approve key disclosure documents, such as the bank's quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.

Measures for Receiving Stakeholder Feedback

Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders' meeting, quarterly earnings conference calls and

78     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

TD investor relations' investor events, organized by TD investor relations). The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank's approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for environmental and social matters. Shareholders may contact TD Shareholders Relations at tdshinfo@td.com and may also communicate directly with the bank's independent directors through the Board Chair (contact information is provided on page 95 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp).

The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public at large. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board's mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair's approval and guidance, the bank's directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank's approach to executive compensation, corporate governance, corporate responsibility for environmental and social matters, long-term strategic positioning and other areas of interest to shareholders core to the board's mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank's approach to executive compensation disclosed in the "Report of the Human Resources Committee" and "Approach to Executive Compensation" sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide governance innovations.

Internal Controls and Management Information Systems

The board oversees, and monitors the integrity and effectiveness of, the bank's internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process the board satisfies itself that the bank's financial reporting and financial control systems are operating appropriately. Management's report on internal control over financial reporting and related information is available under the heading "Accounting Standards and Policies — Controls and Procedures" in the bank's 2019 MD&A.

The bank maintains a whistleblower program, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program including the Whistleblower Hotline is available at www.td.com/governance/whistleblower.jsp.

Developing the Bank's Approach to Corporate Governance

The board believes the bank's success is based on a culture of integrity which starts with the "tone at the top". As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, emerging trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.

POSITION DESCRIPTIONS

The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Chair of the Board, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        79

ORIENTATION AND CONTINUING EDUCATION

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.

Our director orientation program is comprised of four components:

1.
Each new director receives a set of orientation reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank's key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Each new director participates in comprehensive education sessions at which the CEO and other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital and liquidity management, finance, human capital management, information technology, regulatory environment, directors' responsibilities, and the significant issues and key risks the bank faces;

3.
New directors meet with the CEO and the Board Chair and the chair of each committee the director is joining; and

4.
New directors are assigned a "mentor" director for the director's first year to answer questions and provide contextual information to better understand materials, presentations and processes.

New directors are also offered an opportunity to visit various sites (e.g., the head office of TD Bank US Holding Company, retail branches, operations centres, trading floors).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors' duties and responsibilities.

All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank operates. Presentations are regularly made to the board on different aspects of the bank's operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.

Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to participate in sufficient continuing education to be effective in their roles.

The continuing education program for directors provided by the bank includes:

•
in-depth sessions ("deep dives") as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•
optional director orientation sessions for directors in their second year of service;

•
complete access to management to become and remain informed about the bank's businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank's next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors' responsibilities and current governance trends;

•
regular presentations on different aspects of the bank's operations;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for external education sessions as applicable, which they are encouraged to attend.

80     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The following chart summarizes the number of continuing education sessions held in fiscal 2019 and gives examples of topics to illustrate their nature.

Participant	Total Sessions	Examples of Sessions Held

Board of Directors	37	• Human Capital Strategy	• Artificial Intelligence and Data &
		• Innovation & Technology Strategy	Analytics
		• Cybersecurity	• Environmental Social and
		• Open Banking	Governance Matters
• Interest Rate Environment, Balance
Sheet Management and Liquidity

Audit Committee	20(1)	• Select Key Controls and Procedures	• Finance Operations — Transition
		• IFRS Changes: Leases; Insurance	• Compliance Risk — by Line of
		Contracts and Revenue	Business
		• Access Controls	• AML Technology

Risk Committee	15(1)	• Technology Risk and Cybersecurity	• IFRS 17 — Recent Developments
		Program	• IBOR Transition
• Insurance Reserving Risk
• Climate-Related Risk and Environmental Risk

Human Resources	6	• Inclusion and Diversity	• Incentive Plan Governance
Committee		• People Strategy and Transformation	• Compensation Trends and Emerging
		Initiatives	Issues

Corporate	4	• Global Conduct Risk and Regulatory	• Environmental and Social Matters
Governance		Developments	• Investors' Climate-Related
Committee		• Developments in Corporate	Investment Strategies
Governance

(1)
Includes two joint sessions of the audit committee and risk committee.

ETHICAL BUSINESS CONDUCT

As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.

While reaching the bank's business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or "tone at the top" established throughout the bank, including compliance with the bank's policies and procedures for ethical personal, business and market conduct. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.

The corporate governance committee also oversees the status and effectiveness of the bank's conduct risk management program, including receiving reports on any potential conduct risk trends and provides regular updates to the board.

Code of Conduct and Ethics

The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 95 of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the contents of the Code and attest to compliance with the Code annually.

The corporate governance committee annually reviews the Code and oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2019, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or the

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        81

conduct risk team within compliance. An annual report is submitted by the group head responsible for HR to the corporate governance committee on the attestation process confirming the completion of training and attestation activities. Employees are encouraged to report violations immediately to TD and various internal reporting channels are outlined in the Code under "Reporting Violations". The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations through the TD Whistleblower Hotline as described under "Internal Controls and Management Information Systems" above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank's insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the "2019 Performance and Compensation" section of this circular) are required to pre-clear any securities trade with the bank's compliance department. Trading in bank securities is restricted during "closed window periods" which span the period when the bank's financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director's potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.

BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL

Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank's business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors' resolution prior to each annual shareholders' meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders' meetings.

Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex, multi-national banking enterprise.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board's succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks and long-term strategy of the bank. In identifying individuals qualified to become candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants. The chair leads the process and the CEO is included with a number of directors in the interview

82     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.

The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate to determine that they will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders' meeting. The nominees identified in the "Director Nominees" section of this circular were recommended to the board by the corporate governance committee.

In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations. Such nominations should be addressed to the Board Chair at the address provided in the "Shareholder Inquiries" section of this circular. The Chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chair's opinion, merit consideration by the committee.

Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank's business. All of the directors have significant expertise in strategic leadership, and governance.

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board taking into consideration the bank's strategy, opportunities, risk profile and overall operations:

• Senior Executive/Strategic Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility for Environmental and Social Matters • Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Brand Awareness • Technology Management • Operational Excellence

On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed competencies required by the board to discharge its responsibilities.

Each director nominee's key competencies are listed in the charts under the "Director Nominees" section of this circular.

Diversity

The bank is committed to diversity and inclusion at all levels of the bank's workforce as a business imperative. The board's approach to the identification and nomination of candidates for election to the board is in keeping with that commitment.

The bank has a long history of gender diversity on the board. As set out in the bank's corporate governance guidelines, the board has set a goal that each gender comprises at least 30% of the board's independent directors. The corporate governance committee considers this goal, and other diversity criteria, when identifying and considering qualified candidates that can fill vacancies or gaps in board competencies. Women comprise 42% (5 of 12) of the bank's independent director nominees (and 38% (5 of 13) of all director nominees).

The bank takes a similar approach when identifying candidates for executive officer positions, considering both competencies and personal attributes, including gender diversity, to build its leadership team. Currently, women comprise 25% (3 of the 12) of the positions at the executive officer level (i.e., the bank's senior executive team (SET)).

The bank also sets goals for representation of women and other groups at the bank's other senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. The current level of women holding titled vice president and above roles in Canada is 39%, and the bank is currently working towards a goal of 40% by the end of 2020. To achieve these

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        83

results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees.

Proxy Access Policy

Under the bank's proxy access policy qualifying shareholders may submit one or more director nominations to be included in the bank's proxy circular and form of proxy and ballot for the annual shareholders' meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders' meeting may not exceed 20% of the board's size.

The bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board's recommendations. The names of the proxy access nominees will also be included in the bank's form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board's recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.

The ownership threshold of 5% of common shares of the bank that is contained in the bank's proxy access policy is the minimum threshold currently permitted by the Bank Act. A lower ownership threshold of 3% of common shares is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of the bank's shareholders in Canada. The Department of Finance (Canada) has engaged in a consultation process with a view to updating the Bank Act. In that context, the bank made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework which has been adopted by the bank be incorporated into the Bank Act, but with the 3% ownership threshold. Amendments to the corporate governance provisions of the Bank Act were not included in the priority amendments to the Act announced in March 2018. At that time, the government also announced that additional legislative amendments will be proposed that will include corporate governance, and the government extended the sunset provision in the Bank Act for an additional five years to 2023. If and when the proposed legislative changes outlined in the letter are made, TD's board of directors intends to lower the minimum ownership threshold in the bank's proxy access policy to 3% from 5%.

The bank was one of the first Canadian companies to adopt proxy access. The policy which has been adopted reflects the prevailing U.S. practice with the exception of the 5% threshold. As proxy access becomes more widespread in Canada, its elements may diverge from the U.S. model. The adoption by way of policy enabled the bank to put proxy access in place on a timely basis while maintaining flexibility to adapt the design of the policy to conform to legislative change and developments in Canadian practice.

The bank is aware that some shareholders would prefer to see proxy access adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of corporate governance changes to the Bank Act flowing from the review mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.

Assessments

The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.

The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board's approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors' functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.

84     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Annual Assessments	Participants	Process

Board Feedback	All directors and select executives

•

Participants complete a comprehensive feedback survey on board effectiveness and performance.

•

Feedback is sought on a variety of matters, including what the board could do differently, what the board's priorities should be in the coming year, execution of the bank's strategy, oversight of the bank's risk appetite, and overall effectiveness of communications between the board and senior management.

•

Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•

The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•

The Board Chair then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors

•

The Board Chair has one-on-one discussions with each director.

•

The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•

The Board Chair then meets with each director to provide individual feedback.

Committees and Committee Chairs Feedback	All committee members

•

Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.

•

Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive supporting each committee is invited to participate in a portion of the session.

Board Chair Feedback	All directors and select executives

•

As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair's performance.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•

The chair of the human resources committee leads an in-camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•

These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Feedback	All directors and select executives

•

As part of the annual board feedback survey, participants are asked to assess and comment on the CEO's performance. To aid in this assessment, all directors receive a copy of the CEO's self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of the year.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•

The Board Chair, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•

The CEO's corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO's compensation, are reviewed and recommended by the human resources committee and approved by the board.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        85

Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board's committees in light of their respective objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders' meeting.

The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, advance materials, presentations and continuing education opportunities.

Retirement Age and Term Limits

The Corporate Governance Guidelines provide that no director will serve beyond the annual meeting following their 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the 15-year limit for a director by up to an additional five years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.

Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.

The corporate governance committee also considers whether each nominee's ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.

Election of Directors and Majority Voting Policy

The bank's Majority Voting Policy states that, if a director nominee in an uncontested election receives from the common shares voted at the meeting in person or by proxy a greater number of shares withheld than shares voted in favour of their election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director's offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders' meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director's resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors; that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.

COMPENSATION GOVERNANCE

Director Compensation

The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors' and shareholders' interests. The board determines the amount and form of director compensation based on the corporate governance committee's recommendation. Further information on director compensation can be found in the "Director Compensation" section of this circular.

86     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Executive Compensation

The objective of the bank's executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long-term. The bank's executive compensation program is overseen by the board and its human resources committee and is fully described in the "Approach to Executive Compensation" section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the "2019 Performance and Compensation" section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:

•
at year end, the chief risk officer presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•
any changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the chief risk officer to confirm that the design does not create an incentive for risk taking beyond the bank's risk appetite;

•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a comprehensive claw back feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans, and in addition all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee's independent advisor can be found in the "Independent Advisors" section of the Report of the Human Resources Committee.

CEO Compensation

The board annually assesses the CEO's performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO's salary, annual cash incentive and equity compensation to the board for approval. The CEO's evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and objectives agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, colleague and environmental, social and governance measures. For a detailed analysis of the CEO's compensation in fiscal 2019, see the "CEO Compensation" section of this circular.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        87

BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in "Report of the Human Resources Committee" and below in the "Reports of the Board of Directors and Committees" sections of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board's committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending membership on committees, the corporate governance committee constitutes each committee with directors with the right mix of experience, expertise and perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. The corporate governance committee is composed of the Board Chair and the chairs of the audit committee, risk committee and human resources committee. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, general counsel, chief auditor, chief compliance officer, global chief anti-money laundering officer and shareholders' auditor at each of its regularly scheduled quarterly meetings.

Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee's time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.

REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES

The board and its committees regularly review the bank's governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2019.

REPORT OF THE BOARD OF DIRECTORS

The board's activities are conducted in accordance with the responsibilities set out in the board's charter (see "Board Mandate" in this Schedule A for details). The board believes that it has fulfilled its responsibilities in fiscal 2019. In carrying out these responsibilities, the board, as a whole, particularly focused on the following:

Succession Planning and Talent Development

•

Reviewed the bank's ongoing succession planning and talent management strategy and plans behind key leadership roles.

•

Considered reports on colleague engagement and development, including updates on the bank's diversity and inclusion programs and results from the bank's employee experience survey.

Strategy

•

Reviewed the bank's strategic plans with management, including by evaluating the top and emerging risks facing the bank and the bank's strategy and approach to address these risks, and focusing on organic and acquisition growth opportunities, strategic opportunities, customer experience in digital, in-branch and other distribution channels, innovation platforms and technologies to support the bank's long-term strategy and the implications of the economic and political environment.

•

Received regular reporting, and provided input on, the bank's continued progress in its data and analytics strategy, including deployment of enterprise-wide analytics technologies, talent acquisition and development and establishment of a centre of excellence focused on cross-bank, data driven innovation.

•

Received regular reporting on the bank's artificial intelligence ("AI") programs, including leveraging Layer 6's predictive capabilities to improve risk management and enhance the customer experience as well as the development of a framework for responsible use of AI.

•

Received regular reporting and provided input on the bank's ongoing digital transformation.

•

Reviewed progress of the bank's Corporate Citizenship and Environmental, Social and Governance ("ESG") programs, including "The Ready Commitment" which supports the bank's purpose to enrich the lives of its customers, communities and colleagues, and received an educational update on climate-related risks from an expert speaker.

88     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Strategy (continued)

•

Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank's growth and long-term value and provided appropriate challenge and guidance to management.

•

Provided input on the draft strategic plan and subsequently approved the bank's 2020 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans.

Risk Management

•

Focused on the bank's risk appetite and, upon the recommendation of the risk committee, approved the bank's risk appetite statement.

•

Reviewed the bank's enterprise-wide stress testing, including the impacts of the stress tests on the bank's capital and earnings.

•

Reviewed the bank's cyber security program and oversaw the opening of the bank's state of the art cyber fusion centre to enhance the bank's ability to monitor and respond to potential cyber-attacks.

•

Received an update on the bank's downturn readiness plan, including risk mitigation factors and operational readiness within the businesses.

•

Received regular reporting from the corporate governance committee on its oversight of the bank's conduct risk program.

Financial Reporting

•

On the recommendation of the audit committee, approved the bank's interim and annual consolidated financial statements, accompanying management's discussion and analysis, and earnings news releases on quarterly and annual results.

Operations

•

Considered the risks facing the bank's various businesses as part of the regular reporting by the bank's business leaders, and oversaw the operations of the bank's businesses in light of the board-approved strategic plan.

•

Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational and project delivery excellence.

Board Succession

•

On the recommendation of the corporate governance committee, S. Jane Rowe, Executive Managing Director, Equities, Ontario Teachers, has been nominated by the board for election as a director at the annual meeting. Further details are included in the "Report of the Corporate Governance Committee" in this circular.

The reports of the board's committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2019, are provided in this circular. Detailed disclosure of the bank's corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

Committee Members (at fiscal year-end)

Brian M. Levitt (chair); William E. Bennett; Karen E. Maidment; and Alan N. MacGibbon

Independence The committee is composed entirely of independent directors	Meetings 5 during fiscal 2019	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2019

Responsibilities

The corporate governance committee, chaired by the Board Chair, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank's corporate governance practices and standards. The committee's main responsibilities, as set out in its charter, include:

•
identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders' meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders;

•
developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

•
satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        89

•
overseeing the bank's strategy, performance and reporting on corporate responsibility for environmental and social matters;

•
providing oversight of enterprise-wide conduct risk and acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions; and

•
overseeing the evaluation of the board and committees.

The committee meets regularly without management present and separately with the general counsel and with the chief compliance officer.

2019 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives to further improve the bank's governance practices and standards:

Board and Committee Composition

•

As part of its ongoing oversight of board succession and renewal, continued to address board and committee composition, director recruitment and continuing education. Identified S. Jane Rowe, Executive Managing Director, Equities, Ontario Teachers, as a new director candidate. Ms. Rowe was determined by the committee to be an excellent candidate due in part to her proven abilities, including financial acumen, credit risk, and strategic leadership. For further information about the competencies and personal attributes of Ms. Rowe, see the "Directors Nominees" section of this circular.

•

Reviewed the director skills/experience matrix to satisfy itself that it continues to reflect the most relevant skills, experiences and competencies.

Shareholder Engagement

•

Continued to lead the board in meetings with shareholders on matters core to the board's mandate.

•

Received management's reports on the bank's engagement activities with shareholders related to various corporate governance and environmental, social and governance ("ESG") matters.

•

Received a report on investor interest in ESG.

Governance Developments

•

Approved enhancements to governance policies and practices in keeping with the goal of continually improving board effectiveness and efficiency.

•

Received reports on evolving regulatory practices and legislative changes, including information on any potential impact to the bank's own governance policies.

•

Received management's report and analysis on board governance oversight relating to OSFI's revised corporate governance guideline.

Oversight of Conduct Risk and Ethical Behaviour

•

Received regular updates from the bank's chief compliance officer on the status and effectiveness of the conduct risk program including information on potential conduct risk trends and updates on global regulatory developments and best practices.

•

Oversaw the TD Ombudsman's Office and considered key themes for Canadian customer complaints escalated to the TD Ombudsman and external complaints bodies.

Regulatory Requirements and Supervisory Expectations for Boards of Directors

•

Considered the manner in which the board and each of its committees meets the oversight expectations of the bank's regulators and supervisory authorities with a view to ensuring that those expectations are met.

Subsidiary Governance

•

Reviewed the linkages between the bank's board and the boards of directors of the bank's U.S. bank holding companies and the bank's U.S. banking subsidiaries.

•

Received management's report on regulatory developments and legislative changes impacting the Bank's subsidiaries.

Corporate Responsibility for Environmental and Social Matters

•

Reviewed the bank's annual Environmental, Social and Governance Report with management focusing on enhanced disclosures on environmental and social issues.

•

Received management's presentation on international ESG trends, including an update on the bank's enhanced ESG performance data and disclosure strategy.

•

Received updates on the implementation of the bank's "The Ready Commitment" including the bank's involvement in contributing to sustainable development goals and community giving.

90     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

REPORT OF THE AUDIT COMMITTEE

Committee Members (at fiscal year-end)

Alan N. MacGibbon* (chair); William E. Bennett*; Brian C. Ferguson*; Jean-René Halde; Claude Mongeau*; and Irene R. Miller* (*audit committee financial experts)

Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2019, including 2 joint sessions with the risk committee (the shareholders' auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2019

Responsibilities

The audit committee is responsible for supervising the quality and integrity of the bank's financial reporting, which includes overseeing the integrity of the bank's financial controls and the effectiveness of the internal and external audit functions, and compliance requirements. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee's main responsibilities, as set out in its charter, include:

•
overseeing reliable, accurate and clear financial reporting to shareholders;

•
overseeing the effectiveness of internal controls, including internal control over financial reporting;

•
being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor — the shareholders' auditor reports directly to the committee;

•
receiving reports from the shareholders' auditor, chief financial officer, chief auditor, chief compliance officer, global chief anti-money laundering officer, and evaluating the effectiveness and independence of each;

•
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank's compliance with the laws and regulations that apply to it; and

•
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions.

The committee meets regularly without members of management present, and separately with each of the shareholders' auditor, the chief executive officer, the chief financial officer, the general counsel, the chief auditor, the chief compliance officer, and the global chief anti-money laundering officer.

2019 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Oversight of Internal Controls

•

Reviewed information with respect to key controls over financial reporting, testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions. Areas of particular focus included:

–

Allowance for credit losses

–

Fair value measurement of derivatives

–

Valuation of provision for unpaid claims

–

Measurement of provision for uncertain tax positions

•

Received regular updates from the finance function on select key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•

Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory controls.

•

Received updates from the internal audit, finance, compliance and global anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions, as well as appropriate succession planning for all key resources.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        91

Oversight of Internal Controls (continued)

•

Received regular updates from the bank's chief auditor on the status of major project audits, effectiveness and optimization of key controls, emerging risks, and enterprise-wide themes.

•

Received regular updates from the shareholders' auditor on the status of their review and reporting relating to the effectiveness of the bank's internal control over financial reporting.

•

Reviewed and approved the annual audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities aligned with the risk profile of the bank and stakeholder expectations.

Oversight of Shareholders' Auditor

•

Oversaw the work of the shareholders' auditor, including review of audit plans, associated fees and their work related to areas of significant audit risk that relate to accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments, including those related to the particular areas of focus for internal controls oversight as noted above.

•

Conducted an annual review of the shareholders' auditor, including in respect of: the auditor's independence, objectivity and professional skepticism; quality of the engagement team, quality of the communications and interactions with the auditor; and quality of service provided. The Committee concluded that the results of the annual review of Ernst & Young LLP (EY) were satisfactory.

•

Received updates on the action plans resulting from the annual review, including updates on the audit quality indicators incorporated into the 2019 auditor assessment report.

•

Received updates on the implementation of the bank's audit partner rotation plan including transition and timeline of approved candidates for lead engagement and key partners of future EY audits, subject to EY's continuing performance and shareholder approval of EY's appointment.

•

Reviewed the annual independence report of the shareholders' auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders' auditor.

•

Reviewed the annual Canadian Public Accountability Board (CPAB) Audit Quality Insights Report — 2019 Fall Inspections Results.

•

Pre-approved all engagements with EY (including any audit and non-audit services).

•

Reviewed updates from the shareholders' auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including the new auditing standards to enhance the auditor's report.

Finance and IFRS, Financial Reporting

•

Oversaw the bank's annual and quarterly financial reporting process, including the bank's reporting under IFRS.

•

Received regular updates from the finance function on the bank's significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures, including those related to the particular areas of focus for internal controls oversight as noted above.

•

Received education sessions on various financial reporting matters and accounting changes including IFRS 16, Leases and IFRS 17, Insurance Contracts.

•

Oversaw the bank's IFRS 15, Revenue from Contracts with Customers implementation with respect to new processes, controls and disclosures.

Compliance

•

Received updates on consumer protection compliance, including applicable regulatory developments.

•

Reviewed information with respect to compliance testing and monitoring issues, regulatory examinations, and ongoing regulatory updates.

•

Received regular updates from the bank's chief compliance officer and compliance unit executives on the effectiveness of key regulatory controls, emerging risks, significant regulatory changes, and key regulatory issues.

•

Reviewed information with respect to the bank's Volcker Compliance Program including effectiveness reports by Internal Audit and Compliance.

•

Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and reviewed and approved the compliance department's annual plan.

92     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Anti-Money Laundering/ Terrorist Financing

•

Oversaw the execution and ongoing effectiveness of the anti-money laundering/anti-terrorist financing/economic sanctions/anti-bribery and anti-corruption program (AML program), including the related risk assessment.

•

Reviewed and approved the bank's global AML department's annual plan, including the bank's global AML strategic priorities.

•

Received regular updates from the bank's global chief anti-money laundering officer, including on applicable regulatory developments and on the design, operation and status of key initiatives

•

Received regular updates on the status of key technology upgrades to enhance operational efficiencies as well as an education session on AML technology

For further information on the audit committee, see the discussion under the heading "Pre-Approval Policies and Shareholders' Auditor Service Fees" in the bank's 2019 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

REPORT OF THE RISK COMMITTEE

Committee Members (at fiscal year-end)

William E. Bennett (chair); Amy W. Brinkley; Colleen A. Goggins; David E. Kepler; Alan N. MacGibbon; and Karen E. Maidment

Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2019, including 2 joint sessions with the audit committee and 1 joint session with the human resources committee	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2019

Responsibilities

The risk committee is responsible for overseeing the management of the bank's risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank's risk appetite and reinforce the bank's risk culture. The committee's main responsibilities, as set out in its charter, include:

•
Approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•
Reviewing and recommending the bank's Enterprise Risk Appetite Statement for approval by the Board

•
Overseeing the bank's major risks as set out in the ERF

•
Reviewing the bank's risk profile and performance against Risk Appetite

•
Providing a forum for "big-picture" analysis of an enterprise view of risk including considering trends and current and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present. The committee, together with the full board of directors, remains focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        93

2019 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Enterprise Risk Framework and Risk Appetite Process

•

Reviewed and approved the bank's ERF, which continues to further integrate TD's risk appetite statement across the enterprise, and enhance the bank's risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•

Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank's risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•

Reviewed Risk Management's assessment of the bank's risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation.

•

Oversaw the further enhancement of risk frameworks for the bank's major risk categories.

Governance, Risk and Control

•

Engaged in comprehensive presentations on cybersecurity, including updates on the evolving threat landscape, application security, with particular focus on TD's critical digital assets, and enhancements to controls, incident response and resiliency capabilities.

•

Reviewed and approved the bank's recovery and resolution plans and received reporting on related testing activities.

•

Received reports and engaged in discussions with executives from each of the bank's primary business segments covering management's oversight of key risks, challenges and mitigating actions.

•

Reviewed management updates on technology including access management, operational and model risk, environmental and social risk, third party risk management, data asset risk, and project delivery risk.

•

Reviewed and approved the delegation of risk and credit limits to management.

Emerging Risk

•

Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed among other things: geopolitical risk, downturn readiness, legal/regulatory compliance and conduct risk, and strategic risks of the evolving landscape.

•

Participated in an educational session led by a third-party professional services firm to promote awareness and discussion around climate-related risks.

Risk Culture

•

Continued focus on ensuring the bank supports a culture which promotes accountability, escalating and promptly resolving issues, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking.

Risk Management Activities

•

Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits, reports relating to the internal capital adequacy assessment process, the results of enterprise stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, and an in-depth review of the bank's credit portfolio.

•

Received management presentations on issues of specific relevance, such as inter-bank offered rate (IBOR) transition, cannabis legalization, IFRS 17 insurance contracts overview and development, and insurance reserving risk.

•

Oversaw Treasury and Balance Sheet Management non-trading market and liquidity risks and related activities.

•

Assessed the adequacy of Risk Management's annual budget and resource plan, and the effectiveness of the function.

•

Assessed the effectiveness of the chief risk officer and approved his mandate.

Risk Management Reports

•

Reviewed the quarterly enterprise risk dashboards, which include reporting on the bank's top and emerging risks and performance against risk appetite.

•

Received updates on the management of and significant exposures relating to the bank's major risk categories, and other topical updates.

94     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the "Voting Information" section in this circular. For other inquiries, see the contact information set out below.

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Transfer Agent
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada or U.S. only)
    or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189 or (for sending proxies) 416-368-2502 or
(toll free Canada or U.S. only) 1-866-781-3111
Email: inquiries@astfinancial.com or
https://www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Co-Transfer Agent and Registrar
Computershare
P.O. Box 505000
Louisville, KY 40233
    or
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as "Request for Quarterly Reports" on the enclosed form of proxy. To access the bank's quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank's website on the day of release (www.td.com/investor/qr_2020.jsp). Registered shareholders may cease to receive the bank's annual reports, containing the bank's annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact AST Trust Company (Canada), the bank's transfer agent, at the address noted above.

If you wish to view a copy of the voting results from the meeting, you may find them on the bank's website (www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,

•

By phone at 416-944-6367 or 1-866-756-8936

•

By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

•

By email to tdshinfo@td.com

You may contact the independent directors through the Board Chair,

•

By mail to:

Mr. Brian M. Levitt
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

•

By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. Levitt.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        95